P.E 12/31/04

0-13599







PROCESSED
APR 04 2005





OMEGA FINANCIAL CORPORATION

2004 ANNUAL REPORT

SELECTED FINANCIAL DATA

The following selected unaudited financial data of Omega Financial Corporation and subsidiaries for the five years ended December 31, 2004 should be read in conjunction with the consolidated financial statements of Omega Financial Corporation and the notes thereto, which are set forth elsewhere in the Annual Report.

FIVE-YEAR FINANCIAL SUMMARY

	2004	2003	2002	2001	2000
	(In thousands of dollars, except share and per share data)				
BALANCE SHEET INFORMATION at December 31					
Assets	**$ 2,082,571**	$1,140,166	$1,154,557	$1,158,629	$1,113,836
Deposits	**1,502,082**	907,580	919,255	931,667	889,501
Loans, net	**1,312,606**	788,144	779,819	760,354	751,985
Investment securities	**327,979**	240,539	251,508	266,658	241,736
Short-term borrowings	**90,241**	33,263	41,452	37,572	45,754
Junior subordinated debentures	**57,190**	—	—	—	—
Long-term debt (including ESOP debt)	**101,789**	24,121	19,069	20,344	10,264
Shareholders' equity	**315,739**	167,439	162,110	156,250	155,204
Number of shares outstanding—common	**12,593,524**	8,458,823	8,099,778	8,222,010	8,606,983
Number of shares outstanding—preferred	**—**	—	219,781	219,781	219,781
INCOME STATEMENT INFORMATION Years Ended December 31					
Total interest income	**$ 62,371**	$ 56,783	$ 64,960	$ 76,006	$ 76,945
Net interest income	**45,705**	43,077	45,637	45,143	45,819
Provision (credit) for loan losses	**(300)**	350	630	500	428
Income before income taxes	**22,343**	22,011	23,829	23,532	23,112
Income tax expense	**5,322**	4,826	5,650	5,877	5,983
Net income	**17,021**	17,185	18,179	17,655	17,129
PER COMMON SHARE DATA					
Net income—basic	**$ 1.79**	$ 2.07	$ 2.17	$ 2.08	$ 1.92
Net income—diluted	**1.78**	2.01	2.10	2.01	1.87
Cash dividends—common	**1.20**	1.17	1.13	1.07	1.03
Book value—common	**25.07**	19.79	19.63	18.65	17.73
Book value—tangible	**11.28**	19.79	19.63	18.65	17.73
FINANCIAL RATIOS					
Return on average tangible equity	**11.84%**	10.32%	11.32%	11.50%	11.13%
Return on average common equity	**8.89%**	10.32%	11.32%	11.50%	11.13%
Return on average assets	**1.24**	1.50	1.58	1.56	1.59
Dividend payout—common	**66.91**	55.76	50.76	50.01	52.42
Average equity to average assets	**13.97**	14.53	13.96	13.54	14.28

COMPANY OVERVIEW

This discussion concerns Omega Financial Corporation and the consolidated results of its active subsidiaries ("Omega" or the "Corporation"), Omega Bank, N.A. ("Omega Bank"), Central Pennsylvania Investment Company ("CPI") and its subsidiary Omega Insurance Agency ("OIA"), Central Pennsylvania Life Insurance Company ("CPLI"), Beacon Life Insurance Company ("BL"), Mid Penn Insurance Associates, Inc. ("Mid Penn") and Central Pennsylvania Leasing, Inc. Omega Bank has two principal subsidiaries, Sentry Trust Company and Bank Capital Services Corporation. On October 1, 2004, Omega completed its merger with Sun Bancorp, Inc. ("Sun"). Immediately after the Sun merger, we merged Sun Bank, the only banking subsidiary held by Sun, into Omega Bank. The purpose of this discussion is to focus on information concerning Omega's financial condition and results of operations that is not readily apparent from the consolidated financial statements. In order to obtain a clear understanding of this discussion, the reader should reference the consolidated financial statements, the notes thereto and other financial information presented in this Annual Report.

FORWARD-LOOKING STATEMENTS

The information contained in this Annual Report contains forward-looking statements (as such term is defined in the Securities Exchange Act of 1934 and the regulations thereunder), including without limitation, statements as to the future loan and deposit volumes, the allowance and provision for possible loan losses, future interest rates and their effect on Omega's financial condition or results of operations, the classification of Omega's investment portfolio and other statements which are not historical facts or as to trends or management's intentions, plans, beliefs, expectations or opinions. Such forward looking statements are subject to risks and uncertainties and may be affected by various factors which may cause actual results to differ materially from those in the forward- looking statements including without limitation, the effect of economic conditions and related uncertainties, the effect of interest rates on the Corporation, federal and state government regulation and competition. Certain of these risks, uncertainties and other factors are discussed in this Annual Report or in Omega's Annual Report on Form 10-K for the year ended December 31, 2004, a copy of which may be obtained from Omega upon request and without charge (except for the exhibits thereto).

EXECUTIVE SUMMARY

Nature of Operations

Omega Financial Corporation is a financial holding company operating primarily in Central and Northeastern Pennsylvania, with the purpose of delivering financial services within its local market. Consisting of one bank and five active non-bank subsidiaries, Omega Financial Corporation provides retail and commercial banking services through 68 offices in Centre, Clinton, Mifflin, Juniata, Blair, Huntingdon, Bedford, Lycoming, Snyder, Union, Northumberland, Luzerne, Dauphin and Cumberland counties.

Omega Bank provides a full range of consumer and commercial services. Consumer services include Internet and telephone banking, an automated teller machine network, personal checking accounts, interest checking accounts, savings accounts, insured money market accounts, debit cards, investment certificates, fixed and variable rate certificates of deposit, club accounts, secured and unsecured installment loans, auto and equipment leases, construction and mortgage loans, safe deposit facilities, credit lines with overdraft checking protection, IRA accounts and student loans. Commercial banking services include small and high-volume business checking accounts, on-line account management services, ACH origination, payroll direct deposit, commercial cash management services, lockbox service and repurchase agreements. Omega Bank also provides a variety of trust and asset management services. Through its subsidiaries OIA and Mid Penn Insurance agencies, a full complement of auto, home and business insurance as well as term life insurance is available. Omega offers annuities, mutual funds, stock and bond brokerage services, long-term care insurance and sophisticated life products through an arrangement with a broker-dealer and insurance brokers. Management believes the Corporation has a relatively stable deposit base with no major seasonal depositor or group of depositors. Most of the Corporation's commercial customers are small and mid-sized businesses in central and northeastern Pennsylvania. The acquisition of Sun strengthened Omega's position with this customer base and broadened its geographic reach.

Economic and Industry-Wide Factors Relevant to Omega

As a financial services organization, Omega's core business is most influenced by the movement of interest rates. Lending and investing is done daily, using funding from deposits and borrowings, resulting in net interest income, the most significant portion of operating results. The Corporation continually projects the effects of changes in interest rates through asset/liability management, product pricing and review and analysis of competition.

General economic conditions are relevant to Omega's business. In addition, economic factors impact the customers' need for financing, thus affecting loan growth. Additionally, changes in the economy can directly impact the credit strength of existing and potential borrowers.

Focus of Management

Management is committed to achieve long-term stability and measures its success by five key elements.

Customer Relationships—Omega strives to maximize customer satisfaction. We are sensitive to the broad array of financial alternatives available to our customers from both local and global competition. We are committed to fostering a complete customer relationship and plan to continue to provide for the financial needs in future generations as in the past.

Shareholder Satisfaction—Omega believes our investors are entitled to a good return on their investment through both stock value appreciation and dividend returns. We intend to continue to protect their investment through long-term stability of our balance sheet and earnings.

Balance Sheet Stability—By maintaining a disciplined approach, we have built a solid balance sheet. In spite of intense competition, we maintain stringent credit standards; these high credit standards have resulted in favorable comparisons to our peer group in terms of

loan charge-offs and levels of non-performing loans. We believe we consistently pay fair market rates on all deposits, minimizing funding and balance sheet volatility. We also believe we have invested wisely, in compliance with self-imposed standards, minimizing risk of asset impairment.

Operating Results—We believe Omega's management keeps a sharp eye on earnings results. While earnings in 2004 were less than in prior year, we believe they are quite good, with many of our profitability ratios consistently exceeding those of our peer group. The acquisition of Sun during the fourth quarter of 2004 affected the year's results and will be discussed during the management discussion and analysis of financial condition.

Commitment to the Community—We are active corporate citizens of the communities we serve. Although the world of banking is ever-changing and in some cases does not even require a physical building, we believe that our community banking philosophy is still valid. Despite technological advances, banking is still a personal business. We believe that our customers shop for services and value a relationship with an institution involved in the same community, with the same interests in its prosperity. We have a foundation and a history in each of the communities we serve. Our employees live there; we encourage and support community involvement.

Omega's Opportunities

We seek to continually enhance our customer delivery system, both through technology and physical facilities. We are currently considering the addition of a new financial service center in the Centre county region. We have short-term and long-term plans to revitalize many existing branch locations through remodeling for efficiencies or relocation for improved access and customer convenience. We continually examine opportunities to upgrade technology both to cater to our customers' needs and to increase operational efficiency.

Omega's Challenges

Competition—We are experiencing more intense competition than we have ever seen in our long history. No longer is our competition limited to local community institutions or strictly to financial institutions. Our primary market area includes several very prosperous communities, an attractive target for competitors. To meet this challenge, we stay in close contact with our customers, monitoring their satisfaction with our services through professionally conducted surveys, personal visits and networking in the communities we serve. We strive to meet our customers' expectations and deliver consistent high-quality service.

Regulated Company—Omega is subject to banking regulation as well as regulation by the Securities and Exchange Commission (SEC), and as such, must comply with several laws, including the USA Patriot Act and the Sarbanes-Oxley Act of 2002. Management has instituted a series of actions to strengthen and improve Omega's already strong corporate governance practices, including formation of a Disclosure Committee for Financial Reporting and adoption of a Code of Ethics for all directors, officers and employees.

Omega has incurred direct and indirect costs associated with compliance with the SEC's filing and reporting requirements imposed on public companies by Sarbanes-Oxley, as well as adherence to new and existing banking regulations. It is unlikely that regulatory demands will be reduced, and management expects that more resources will be dedicated to meet future compliance standards.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Corporation's consolidated financial statements are prepared based upon the application of U.S. generally accepted accounting principles, the most significant of which are described in Note 1—Summary of Significant Accounting Policies. Certain of these policies require numerous estimates and economic assumptions, based upon information available as of the date of the financial statements. As such, over time, they may prove inaccurate or vary and may significantly affect the Corporation's reported results and financial position for the period or in future periods. The accounting policy for establishing the allowance for loan losses has a greater reliance on the use of estimates, and as such has a greater possibility of producing results that could be different than originally reported. Changes in underlying factors, assumptions or estimates in the allowance for loan losses could have a material impact on the Corporation's future financial condition and results of operations.

Pages 7–8 of this Annual Report to Shareholders provide management's analysis of the Company's allowance for loan losses and related provision expense. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based upon an evaluation of individual credits in the loan portfolio, historical loan loss experience, current economic conditions, and other relevant factors. This determination is inherently subjective, as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses related to loans considered to be impaired is generally evaluated based on the discounted cash flows using the impaired loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

Omega's accounting policy for the determination of goodwill and other intangibles also has a significant reliance on the use of estimates. Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be separately distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. It is Omega's policy that goodwill be tested at least annually for impairment. Management's current analysis indicates that a 37% decline in market capitalization could have a material impact on the carrying value of goodwill.

Intangible assets with finite lives include core deposits, customer relationships and trade names. Intangible assets are subject to impairment testing whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Core deposit, customer relationship and certain trade name intangibles are amortized over a period of time that represents their expected life using a method of amortization that reflects the pattern of economic benefit. Management estimates that consecutive annual declines of more than 9% of the acquired customer base subsequent to December 31, 2004 could result in an impairment of the core deposit intangible and affect Omega's operating results in future years.

FINANCIAL CONDITION

Balance Sheet Summary

On October 1, 2004, Omega acquired Sun Bancorp, Inc. ("Sun") with assets, liabilities and equity with market values of $1,153,269,000, $1,009,294,000 and $143,975,000, respectively. This represented an increase of 100.5% in Omega's assets resulting in combined assets of $2,301,254,000, as well as liabilities of $1,988,260,000 and equity of $312,994,000. On December 31, 2004, total assets were $2,082,571,000 representing a $942,404,000 or 82.7% increase when compared to December 31, 2003. In the Merger, Sun shareholders received either 0.664 shares of Omega common stock for each share of Sun common stock or $23.25 in cash for each share held, depending on shareholder elections and subject to the allocation provisions of the Merger Agreement. Under the terms of the Merger Agreement, 20% of the outstanding Sun common stock was exchanged for cash and 80% of the outstanding Sun common stock was exchanged for Omega common stock. The following schedule summarizes the allocated cost of the acquisition.

Sun Bancorp Acquisition

Cash, with 20% of Sun shares paid at $23.25 per share	$ 35,921,000
Value of Sun shares converted at an exchange ratio of 0.664 for 1	142,122,000
Incremental direct costs associated with transaction	7,833,000
Fair value of outstanding employee and non-employee stock options	1,853,000
Total purchase price	187,729,000
Net assets acquired:	
Sun's tangible book value	36,503,000
Estimated adjustments to reflect assets acquired at fair value	(22,810,000)
Identified intangible assets acquired	17,077,000
Goodwill	$156,959,000

During the fourth quarter management executed most of its planned post-merger restructuring efforts that included the sale of Sun's auto lease portfolio and investment securities and the early extinguishment of long term Federal Home Loan Bank Debt and a related interest rate swap and other subordinated debt. The result of this program resulted in a reduction of total assets by $194,265,000. Due to the favorable movement in interest rates from the date acquired to the date disposed, the Company recognized a $652,000 gain on the sale of the securities and a $570,000 gain on the disposal of debt and liquidation of the related interest rate swap. The sale of the auto lease portfolio was consummated at essentially the fair value of the acquired portfolio.

Table 1 below reflects an analysis of the sources and uses of funds for 2004 based on average balances. Table 2 reflects the ending balances at various times in order to explain the impact that the Sun acquisition has had on Omega. These two tables will be referred to during this discussion.

Omega's average assets for 2004 were $1,371,227,000 as compared to $1,145,407,000 for 2003. This represented a $225,820,000, or 19.7% year over year increase, due to the Sun acquisition. The assets acquired from Sun approximated $1,153,269,000 and averaged $239,751,000 in 2004. Omega's 2003 total average assets decreased by 0.4%, from $1,149,810,000 in 2002 to $1,145,407,000. In order to optimize its present and future performance, management must constantly assess various risk factors and act accordingly. When performing comparative analyses of average balances, certain activities of the Corporation which impact asset or liability category balances must be taken into consideration such as the Sun merger in 2004, and the sale of $10,158,000 of mortgage loans in June of 2003. These types of transactions are in addition to normal banking activity and can have a material impact on Omega's performance.

Table 1

Changes in Uses and Sources of Funds

($ in thousands)

	2004 Average Balance	Increase (Decrease)		2003 Average Balance	Increase (Decrease)		2002 Average Balance
		Amount	%		Amount	%	
FUNDING USES:							
Loans	**$ 876,317**	$131,185	17.6%	$ 745,132	$ 14,860	2.0%	$ 730,272
Tax-exempt loans	**49,785**	4,981	11.1	44,804	(766)	(1.7)	45,570
Investment securities	**176,061**	33,494	23.5	142,567	(26,104)	(15.5)	168,671
Tax-exempt investment securities	**85,567**	(12,175)	(12.5)	97,742	1,867	1.9	95,875
Interest bearing deposits	**22,680**	12,428	121.2	10,252	(1,724)	(14.4)	11,976
Federal funds sold	**20,503**	1,370	7.2	19,133	6,076	46.5	13,057
Total interest earning assets	**1,230,913**	171,283	16.2	1,059,630	(5,791)	(0.5)	1,065,421
Non-interest earning assets	**146,627**	60,226	69.7	86,401	(717)	(0.8)	87,118
Unrealized gains on investments	**6,194**	(4,093)	(39.8)	10,287	1,673	19.4	8,614
Less: Allowance for loan losses	**(12,507)**	(1,596)	14.6	(10,911)	432	(3.8)	(11,343)
Total uses	**$1,371,227**	$225,820	19.7%	$1,145,407	$ (4,403)	(0.4)%	$1,149,810
FUNDING SOURCES:							
Interest bearing demand deposits	**$ 343,527**	$ 56,397	19.6%	$ 287,130	$ 17,520	6.5%	$ 269,610
Savings deposits	**159,776**	29,651	22.8	130,125	11,796	10.0	118,329
Time deposits	**389,206**	40,568	11.6	348,638	(46,072)	(11.7)	394,710
Repurchase agreements	**21,716**	5,258	31.9	16,458	265	1.6	16,193
Other borrowed funds	**83,283**	44,894	116.9	38,389	(1,197)	(3.0)	39,586
Total interest bearing liabilities	**997,508**	176,768	21.5	820,740	(17,688)	(2.1)	838,428
Demand deposits	**172,721**	25,436	17.3	147,285	8,882	6.4	138,403
Other liabilities	**9,486**	(1,427)	(13.1)	10,913	(1,515)	(12.2)	12,428
Shareholders' equity	**191,512**	25,043	15.0	166,469	5,918	3.7	160,551
Total sources	**$1,371,227**	$225,820	19.7%	$1,145,407	$ (4,403)	(0.4)%	$1,149,810

Average balances of funding sources for 2004 increased 19.7%, or $225,820,000 to $1,371,227,000 when compared to $1,145,407,000 for 2003. Sun contributed average funding sources of $240,935,000 in 2004. Omega's funding sources decreased on average in 2003 as compared to 2002 by 0.4%. In 2003, the decrease in funding sources was primarily from the reduction in time deposits and resulted in reduced levels of investment securities.

More detailed discussion of Omega's interest earning assets and interest bearing liabilities will follow in sections titled Loans, Investments, Deposits and Market Risk.

The following table shows Omega's balance sheet at December 31, 2003, the addition of Sun's balance sheet at October 1, 2004 and the effect of other activities that occurred during 2004, which roll forward into the final Omega balance sheet as of December 31, 2004.

Table 2

Omega Financial Corporation and Subsidiaries Balance Sheet Rollforward

(In thousands)

	Omega at 12/31/2003	Sun Purchase 10/1/04	Other Activity during 2004	Omega at 12/31/04
ASSETS				
Cash and due from banks	$ 32,420	$ 20,510	$ 5,053	$ 47,877
Interest bearing deposits with other banks	10,683	2,322	18,117	31,122
Federal funds sold	17,850	—	18,500	36,350
Investment securities available for sale	240,539	213,391	(125,951)	327,979
Investment in unconsolidated subsidiary	—	511	1,114	1,625
Loans, net of unearned interest and allowance for loan losses	777,575	654,352	(119,321)	1,312,606
Other assets	61,099	268,823	(4,911)	325,011
TOTAL ASSETS	$1,140,166	$1,159,909	$(217,505)	$2,082,570
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits:				
Non-interest bearing	$ 155,702	$ 69,540	$ 3,165	$ 228,407
Interest bearing	751,878	567,150	(45,354)	1,273,674
TOTAL DEPOSITS	907,580	636,690	(42,189)	1,502,081
Short-term borrowings	33,263	35,826	21,152	90,241
ESOP debt	2,521	—	(329)	2,192
Junior subordinated debentures	—	20,201	36,989	57,190
Long-term debt	21,600	267,142	(189,145)	99,597
Other interest bearing liabilities	813	—	41	854
Other liabilities	6,950	12,321	(4,595)	14,676
TOTAL LIABILITIES	972,727	972,180	(178,076)	1,766,831
Shareholders' Equity	167,439	187,729*	(39,429)	315,739
TOTAL LIABILITIES AND SHAREHOLDER' EQUITY	$1,140,166	$1,159,909	$(217,505)	$2,082,570

**Fair value of assets acquired from Sun were common stock issued and value of stock options assumed of $143,975,000 plus cash paid of $43,754,000.*

Loans

During 2004, total loans outstanding, net of unearned interest, increased $540,106,000 compared to an $8,325,000 increase in 2003. The following table summarizes the changes in loan balances (in thousands) over the last three years.

	2004	2003	2002
New loans, net of repayments	**$ (51,793)**	$ 21,790	$25,571
Loans and leases sold	**(67,682)**	(12,649)	(5,077)
Loans charged off	**(3,722)**	(997)	(934)
Loans transferred to other real estate owned	**(411)**	—	—
Loans and leases acquired through acquisition of Sun	**663,851**	—	—
Market value amortization	**135**	—	—
Other adjustments to carrying value	**(272)**	181	(95)
	$540,106	$ 8,325	$19,465

In 2004, total average loans were $926,102,000 as compared to $789,936,000 in 2003, an increase of $136,166,000, or 17.2%. The loans acquired from the Sun acquisition were primarily responsible for the increase.

During the year, the commercial loan portfolio increased on average by $97,528,000, or 21.4%. The increase was a result of a $73,455,000 increase in variable rate commercial loans and a $24,073,000 increase in fixed rate loans.

Mortgage loans on average increased by $29,873,000 in 2004 when compared to 2003. This increase was due to the acquired loans from Sun.

Other consumer loans on average increased by $2,144,000 in 2004 compared to the previous year. Before the acquisition of Sun, Omega was experiencing a decline in consumer balances. Management believes that the uncertain economy and intense competition resulted in this decline in new loan activity. Omega also has maintained tight credit standards that may also be responsible for this decrease.

Omega's lending strategy stresses quality growth, diversified by product and industry. A standardized credit policy is in place throughout the Corporation, and a special credit committee reviews all large loan requests prior to approval. Omega's commercial and consumer lenders make credit judgments based on a customer's existing debt obligations, ability to pay and general economic trends.

Management has been monitoring the activity within the loan portfolio very carefully and strives to be competitive within its market for both commercial and residential real estate loans. Omega intends to actively pursue growth in each of the loan categories again during 2005. Competition will continue to play a key role in pricing decisions to maintain and build new loan volumes.

The loan portfolio carries the potential risk of past due, non-performing or, ultimately, charged-off loans. Omega attempts to manage this risk through credit approval standards, as discussed above, and aggressive monitoring and collection policies.

Loan loss reserves have been established in order to absorb probable losses on existing loans. An annual provision or credit is recorded to current earnings to maintain the reserve at adequate levels. Charge-offs and recoveries are recorded as an adjustment to the reserve. The allowance for loan losses at December 31, 2004 was 1.26% of total loans, net of unearned interest, as compared to 1.34% of total loans, net of unearned interest at the end of 2003. The allowance increased $5,075,000 when compared to December 31, 2003. Net charge-offs for 2004 and 2003 were 0.38% and 0.11%, respectively of average loans. The increase in the reserve was primarily the result of the Sun acquisition. This increase was partially offset by net charge-offs of $3,539,000 for the year. This represented an increase of $2,706,000 over the net charge-offs in 2003. Most of this increase was the result of a large commercial account of $1,006,000 (accounts for $681,000 of the commercial real estate charge-off and $325,000 of the commercial, financial and agriculture charge-off), and a portfolio of mobile home mortgages that were charged down by $1,475,000 when management made the decision to sell these loans. At December 31, 2004 these loans were classified as available for sale.

Change in Allowance for Loan Losses
(In thousands)

	2004	2003
Provision	**$ (300)**	$ 350
Acquired from Sun	**9,505**	—
Net charge-offs	**(3,539)**	(833)
Reclassification of off balance sheet liability	**(591)**	—
	$ 5,075	$(483)

At December 31, 2004, non-performing loans (as defined in Table 3) as a percentage of the allowance for loan losses were 51.8% as compared to 32.3% at December 31, 2003. Of the $8,107,000 of non-performing loans at December 31, 2004, $7,213,000 were collateralized with real estate, $877,000 with other assets and $17,000 were unsecured.

Non-performing loans were 0.61% of loans as of December 31, 2004, and 0.43% of loans as of December 31, 2003. The increase in non-performing loans in 2004 was primarily due to five large commercial loans aggregating $2,963,000, being placed in non-accrual status. The required allowance associated with these five large commercial credits was less than the weighted average required reserve for non-performing loans as these credits are secured by collateral and are in the early stages of the loss migration cycle. Additionally the acquisition of Sun's loan portfolio added $2,182,000 to the total amount of accruing loans past due 90 days or more.

Table 3
Non-Performing Loans
(In thousands)

	December 31,				
	2004	2003	2002	2001	2000
Non-accrual loans	**$5,220**	$2,588	$3,125	$2,327	$1,503
Accruing loans past due 90 days or more	**2,267**	607	614	1,209	564
Restructured loans	**220**	223	12	32	98
Total non-performing loans	**$8,107**	$3,418	$3,751	$3,568	$2,165

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of principal or interest. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Accruals are resumed on loans only when they are brought fully current with respect to interest and principal, and when, in the judgment of management, the loan is estimated to be well secured and fully collectible as to both principal and interest.

Allowance for Loan Losses

The amount of allowance for loan losses is determined through a critical quantitative analysis performed by management that includes significant assumptions and estimates. It must be maintained at a level deemed sufficient to absorb probable estimated losses within the loan portfolio, and supported by detailed documentation. Critical to this analysis is any change in observable trends that may be occurring relative to loans, to assess potential credit weaknesses.

Management systematically monitors the loan portfolio and the adequacy of the allowance for loan losses on a quarterly basis to provide for probable losses inherent in the portfolio. Omega's methodology for maintaining the allowance is highly structured and consists of several key elements:

- Historical Trends: Historical net charge-offs are computed as a percentage of average loans, by loan type. This percentage is applied to the ending period balance of the loan type to determine the amount to be included in the allowance to cover charge-off probability.
- Individual Loan Performance: Management identifies and maintains a list of high-risk loans called a Watch List. These loans are individually assigned a risk rating grade because the loan has not performed according to payment terms and there is reason to believe that repayment of the loan principal in whole or part is unlikely. The specific portion of the allowance for these loans is the total amount of potential unconfirmed losses for these individual loans.

- General Economic Environment: Current economic factors and business trends relative to specific types of loans are assessed. Omega's lending is concentrated within central Pennsylvania and accordingly the loan portfolio quality is dependent upon localized economic factors such as: unemployment rates, commercial real estate vacancy rates, consumer delinquency trends and residential housing appreciation rates.
- Other Relevant Factors: Certain specific risks inherent in the loan portfolio are identified and examined to determine if additional reserve is warranted, and if so, management assigns a percentage to the loan category. Such factors consist of:
  - Credit Concentration: Omega's loans are classified in accordance with the North American Industry Classification System (NAICS). Any group's total which exceeds 25% of Omega's total capital is considered to be a credit concentration and as such, is determined to have an additional level of associated risk.
  - Changes in Loan Volumes
  - Delinquency and Non-Accrual trends
  - Policy and Procedure Changes

Individual credits are selected throughout the year for detailed loan reviews, which are utilized by management to assess the risk in the portfolio and the adequacy of the allowance. Due to the nature of commercial lending, evaluation of the adequacy of the allowance as it relates to these loan types is often based more upon specific credit review, with consideration given to the potential impairment of certain credits and historical charge-off percentages, adjusted for general economic conditions and other inherent risk factors. The allowance not specifically allocated to individual credits is generally determined by analyzing potential exposure and other qualitative factors that could negatively impact the adequacy of the allowance. Loans not individually evaluated for impairment are grouped by pools with similar risk characteristics and the related historical charge-off percentages are adjusted to reflect current inherent risk factors, such as unemployment, overall economic conditions, concentrations of credit, loan growth, classified and impaired loan trends, staffing adherence to lending policies and loss trends.

Conversely, due to the homogeneous nature of the real estate and installment portfolios, the portions of the allowance allocated to those portfolios are primarily based on prior charge-off history of each portfolio, adjusted for general economic conditions and other inherent risk factors.

Determination of the allowance for loan losses is subjective in nature and requires management to periodically reassess the validity of its assumptions. Differences between net charge-offs and estimated losses are assessed such that management can timely modify its evaluation model to ensure that adequate provision has been made for risk in the total loan portfolio.

Management applied the methodology described in this report to the acquired Sun loan portfolio, including a review of Sun's historical trends. Sun's loan charge-off trends were reviewed by loan type and allocated at their respective historical levels to determine the amount to be included in the allowance. Management also reviewed Sun's high risk (watch list) loans and assigned a specific portion of the allowance for estimated probable losses. Other risk factors unique to Sun's loan portfolio were identified and examined with additional reserve allocations assigned as warranted.

The following tables show how the allowance for loan losses is allocated among the various types of outstanding loans and the percent of loans by type to total loans.

	Allocation of the Allowance for Loan Losses				
	2004	2003	2002	2001	2000
	(In thousands)				
Commercial, financial and agricultural	**$ 6,048**	$ 3,954	$ 3,761	$ 4,013	$ 5,192
Real estate—commercial	**4,073**	3,486	3,644	3,686	2,557
Real estate—construction	**206**	181	456	291	204
Real estate—mortgage	**1,725**	1,264	1,421	1,092	1,406
Home equity	**1,309**	998	1,014	1,128	1,247
Personal	**2,155**	685	753	1,007	998
Lease financing	**128**	1	3	7	18
Total Allowance for Loan Losses	**$15,644**	$10,569	$11,052	$11,224	$11,622

	Percent of Loan Type to Total Loans				
	2004	2003	2002	2001	2000
Commercial, financial and agricultural	**20.5%**	14.1%	15.0%	16.3%	15.8%
Real estate—commercial	**37.7%**	43.0%	37.6%	34.5%	30.5%
Real estate—construction	**1.9%**	2.2%	4.7%	2.7%	2.4%
Real estate—mortgage	**20.9%**	25.1%	25.0%	25.6%	27.5%
Home equity	**10.0%**	11.5%	11.9%	12.1%	13.1%
Personal	**8.1%**	4.1%	5.8%	8.7%	10.5%
Lease financing	**0.9%**	0.0%	0.0%	0.1%	0.2%
Total Allowance for Loan Losses	**100.0%**	100.0%	100.0%	100.0%	100.0%

Investments

Total investments, defined to include all interest earning assets except loans (i.e. investment securities available for sale (at market value), investment securities held to maturity, federal funds sold, interest bearing deposits and other interest earning assets) totaled $395,451,000 on December 31, 2004, representing an increase of $126,380,000 from year-end 2003. The following table summarizes how the ending balances (in thousands) changed annually in each of the last three years.

	2004	2003	2002
Purchases of investment securities	**$ 112,733**	$ 100,432	$ 82,010
Sales and maturities of investment securities	**(234,148)**	(106,383)	(99,289)
Investments acquired through acquisition of Sun	**213,391**		
Adjustment in market value of AFS securities	**(2,590)**	(3,162)	3,544
Amortization/Accretion	**(1,946)**	(1,856)	(1,415)
Federal funds sold, net change	**18,500**	(16,050)	19,450
Interest bearing deposits acquired	**2,322**	—	—
Interest bearing deposits with others, net change	**18,118**	1,925	(23,055)
	$ 126,380	$ (25,094)	$(18,755)

On average, investments increased by $35,117,000, or 13.0%, during 2004, after decreasing by $19,885,000, or 9.2%, during 2003. The increase in 2004 was primarily the result of the Sun acquisition. The sale and maturities of investment securities includes $115,646,000 of agency securities acquired with the Sun portfolio. These securities were sold in the fourth quarter of 2004 with the proceeds used to repay FHLB borrowings. Therefore, the Sun transaction accounted for $100,066,000 of Omega's $126,380,000 increase, or 79.2%. The investment portfolio is used to invest funds available that exceed loan demand, and the decrease in investments relates directly to the decline in deposit balances.

The investment area is managed according to internally established guidelines and quality standards. Omega segregates its investment securities portfolio into two classifications: those held to maturity and those available for sale. Omega classifies all marketable investment securities as available for sale, and currently holds no securities in the held to maturity classification. At December 31, 2004, the market value of the entire securities portfolio exceeded amortized cost by $5,424,000 as compared to December 31, 2003 when market value was greater than amortized cost by $8,013,000. The weighted average maturity of the investment portfolio was 2 years and 6 months as of December 31, 2004 as compared to 1 year and 8 months at the end of 2003. The weighted average maturity, even though it was lengthened when the Sun securities portfolio was added, has remained short in order to achieve a desired level of liquidity. Table 4 (located on page 9) shows the remaining maturity or earliest possible repricing for investment securities.

Non-Interest Earning Assets

Non-interest earning assets on average increased $60,226,000, or 69.7% in 2004, and decreased $717,000, or 0.8% in 2003. The following table summarizes the components of the non-interest earning asset category, and how the ending balances (in thousands) changed annually in each of the last three years. The increase of $279,369,000 in 2004 was the result of the Sun transaction. The increase in premises and equipment of $20,980,000 is primarily the result of Sun's 23 branches. The $1,789,000 reduction from other activity in 2004 is due to depreciation and the reclassification to Other Real Estate Owned of Sun's administration center in the amount of $1,633,000 as a result of Omega making it available for sale. Other changes of particular importance are the intangible assets and goodwill. The $17,077,000 of intangibles acquired as a result of the Sun merger consist of the core deposit intangible, estimated to be $14,210,000, and customer relationships and Mid Penn Insurance Associates and Sentry Trust Company trade names, estimated to be $2,866,000. Please refer to the "Financial Condition" section of this discussion for a summary regarding the determination of the goodwill balance.

	2004 Total	**2004 Acquired Balances**	**2004 Other Activities**	2003	2002
Cash and due from banks	**$ 15,457**	**$ 20,510**	**$ (5,053)**	$(3,629)	$(3,023)
Premises and equipment, net	**20,980**	**31,499**	**(10,519)**	(371)	(844)
Other real estate owned	**2,341**	**396**	**1,945**	512	(45)
Bank-owned life insurance	**35,711**	**34,129**	**1,582**	5,395	1,523
Investment in limited partnerships	**8,605**	**8,580**	**25**	—	—
Intangible assets	**16,676**	**17,077**	**(401)**	(10)	(10)
Goodwill	**156,959**	**156,959**	**—**	—	—
Other receivables and prepaid expenses	**22,640**	**20,183**	**2,457**	(2)	(2,555)
	$279,369	**$289,333**	**$ (9,964)**	$ 1,895	$(4,954)

Deposits

For the year 2004, total deposits increased $594,502,000. From year-end 2002 to year-end 2003, total deposits decreased by $11,675,000. The following table summarizes how the ending balances (in thousands) changed annually in each of the last three years.

	2004 Total	2004 Acquired Balances	2004 Other Activities	2003	2002
Demand deposits	**$ 72,706**	**$ 69,540**	**$ 3,166**	$ 7,204	$ 10,065
Interest bearing demand deposits	**191,456**	**207,794**	**(16,338)**	8,897	18,501
Savings deposits	**85,780**	**84,524**	**1,256**	9,647	13,102
Time deposits, $100,000 and greater	**52,383**	**62,231**	**(9,848)**	(9,254)	(16,758)
Time deposits, other	**192,177**	**212,601**	**(20,424)**	(28,169)	(37,322)
	$594,502	**$636,690**	**$(42,188)**	$(11,675)	$(12,421)

Average deposits increased $152,052,000, or 16.7% to $1,065,230,000 in 2004 as compared to a decrease in 2003 of $7,874,000, or 0.9% to $913,178,000. The acquisition of Sun accounted for new deposits of $636,690,000; however, by year-end these balances had declined by $38,730,000 to $597,945,000 due to anticipated run off. This initial loss of deposits was the result of Omega instituting more market oriented pricing. The losses from Sun's accounts were $4,899,000 in demand accounts, $9,148,000 in interest bearing demand accounts, $5,180,000 in savings deposits and $19,503,000 in all time deposit accounts. Even with this reduction in deposits, Sun contributed approximately $149,500,000 of the increase in average deposits for the year. In the past several years, the banking industry in general has experienced limited deposit growth because of competition in the marketplace provided by mutual funds and other investment options that directly compete with traditional banking products. In keeping with our desire to provide our customers a full array of financial services "within our own walls," we supplemented the services traditionally offered by our Trust Department, by staffing our community offices with financial services consultants and representatives that are licensed and trained to sell variable and fixed rate annuities, mutual funds, stock brokerage services, long-term care insurance and other life products. Although the sale of these products can reduce the Bank's deposit levels, we have been rewarded with satisfied customers and significant increases in non-interest fee income.

Of course, our customers still require the comfort of insured deposits and local familiarity that our bank continues to offer, and this is the primary consideration for the majority of our investors. Throughout the recent low rate environment, many have chosen to shift their funds to more liquid transaction accounts from time deposits. We believe that when rates rise and are more attractive to these depositors, they will again lock in rates for specific terms in the various time deposit products. As reflected in Table 4, the trend in 2004 was the same as 2003 in that the customer was holding more of their funds in core accounts and less in time deposits. Average core accounts increased $111,484,000; of this Sun added $86,010,000, and average time deposits increased $40,568,000, of which Sun added $63,490,000, leaving Omega with an increase of $25,474,000 in core accounts and a decrease of $22,922,000 in time deposits. In 2003, on average, core deposits increased by $38,198,000 while time deposits decreased by $46,072,000. As interest rates started to rise in 2004, this trend slowed and is anticipated that as rates move higher the customer will choose to invest in time deposits and reduce their holdings in core accounts.

The following table shows the comparison of average core deposits and average time deposits as a percentage of total deposits for each of the last three years.

Table 4
Changes in Deposits
($ in thousands)

	2004 Average Balance	Increase (Decrease)		2003 Average Balance	Increase (Decrease)		2002 Average Balance
		Amount	%		Amount	%	
Interest bearing demand deposits	**$ 343,527**	$ 56,397	19.6%	$287,130	$ 17,520	6.5%	$269,610
Savings deposits	**159,776**	29,651	22.8	130,125	11,796	10.0	118,329
Demand deposits	**172,721**	25,436	17.3	147,285	8,882	6.4	138,403
Total core (transaction) accounts	**676,024**	111,484	19.7	564,540	38,198	7.3	526,342
Time deposits, $100,000 and greater	**60,167**	6,380	11.9	53,787	(15,572)	(22.5)	69,359
Time deposits, other	**329,039**	34,188	11.6	294,851	(30,500)	(9.4)	325,351
Total time deposits	**389,206**	40,568	11.6	348,638	(46,072)	(11.7)	394,710
Total deposits	**$1,065,230**	$152,052	16.7%	$913,178	$ (7,874)	(0.9)%	$921,052

Other Interest Bearing Liabilities

Omega's average balances for repurchase agreements and other borrowed funds increased $50,152,000 of which approximately $42,000,000 was a result of the Sun merger. Sun brought with it interest bearing liabilities of $323,169,000. The make up of this debt was $267,142,000 in Federal Home Loan Bank long-term debt, $21,858,000 of subordinated debentures and $35,826,000 of short-term borrowings. During the fourth quarter, management started a systematic program of reducing the leverage of Sun's balance sheet through the sale of certain of Sun's assets and the paydown of the longer-term debt. The Federal Home Loan Bank debt of $210,620,000 and other subordinated debentures in the amount of $1,656,000 for a total of $212,276,000 were paid off prior to maturity. To pay for this reduction in long-term debt, Omega sold $115,646,000 of Sun's longer term Agency securities and an auto lease portfolio for $87,269,000. In February 2005, the final early extinguishment of the Federal Home Bank Debt of $55,032,000 was accomplished through the sale of investment securities in the amount of $35,492,000. Gains were realized on the early extinguishment of the debt in 2004 of $570,000 and gains of $652,000 were realized on the security sales. These gains were realized due to rate movements and yield curve shifts since October 1, 2004 when the balances were acquired through the Sun merger. Gains recognized in the first quarter of 2005 were $1,043,000 and $257,000 on the early extinguishment of the debt and the sale of investment securities, respectively. Omega benefited from the rise of mid-term rates while the long bond rate declined. In addition, in the fourth quarter, Omega incurred additional borrowings to help pay for the restructuring and merger related costs. These borrowings amounted to $10,000,000 of a short-term demand note and a seven-year term loan of $12,000,000. In 2003, average balances of repurchase agreements and other borrowed funds decreased by $932,000. (See Note 11 of Notes to Consolidated Financial Statements).

Shareholders' Equity

During 2004, total shareholders' equity increased by $148,300,000. This increase was primarily the result of Omega's acquisition of Sun that resulted in 4,117,116 shares being issued at a value of $34.52 per share. The following table summarizes how the components of equity (in thousands) changed annually in each of the last three years.

	2004	2003	2002
Net income	**$ 17,021**	$17,185	$18,179
Dividends	**(11,388)**	(9,879)	(9,623)
Stock options exercised	**2,427**	2,389	3,470
Repurchase of stock	**(2,488)**	(2,886)	(9,207)
Net change in unrealized security gains	**(1,683)**	(2,034)	2,300
Acquisition of Sun Bancorp	**143,975***	—	—
Other	**436**	554	741
	$148,300	$ 5,329	$ 5,860

**Equity recorded from the acquisition of Sun was the fair value of assets acquired of $137,729,000 less cash paid of $43,754,000.*

Shareholders' equity continued to be an important funding source during 2004, providing an average balance of $191,512,000, as compared to the $166,469,000 provided in 2003. Dividend payout ratios on the common stock were 66.91% for 2004, 55.8% for 2003 and 50.8% for 2002. Capital has been increased as a result of employee stock options and purchase plans. Other comprehensive income arising from unrealized gains (net of tax) on securities available for sale increased average equity by $3,935,000 in 2004, $1,098,000 in 2003 and $1,992,000 in 2002. At December 31, 2003, Omega held 1,589,545 shares of stock in treasury at a cost of $48,439,000 as compared to 1,507,298 in 2002 at a cost of $45,643,000. These increases are a result of the Omega stock repurchase program in effect during 2002 and 2003 (see Note 12 of Notes to Consolidated Financial Statements). At the end of 2004 there were no shares in treasury as it was all utilized in the Sun acquisition.

Omega increased the return to shareholders in 2004 by increasing its dividend 2.6% to $1.20 per common share. Per share common dividends in prior years were $1.17 and $1.13 in 2003 and 2002, respectively. Omega paid a dividend per preferred share of $1.35 in 2003 and $1.80 in 2002. The reduction in preferred dividends in 2003 was the result of the conversion of preferred stock to common stock in the fourth quarter of 2003. (See Note 20 of Notes to Consolidated Financial Statements regarding restrictions on dividends from subsidiary banks to the holding company.)

Omega's book value per share at December 31, 2004 was $25.07 and on a tangible book basis it was $11.28. The tangible book value is the result of the $173,685,000 or $13.79 per share of goodwill and intangible assets that resulted from the Sun merger. The 2003 and 2002 book value was $19.79 and $19.63, respectively. Intangible assets for 2003 and 2002 were immaterial.

Federal banking regulators have established capital adequacy requirements for banks based on risk factors. All banks and bank holding companies are required to have a minimum of 4% of risk adjusted assets in Tier I capital and 8% of risk adjusted assets in Total capital (Tier I and Tier II capital). As of December 31, 2004 and 2003, Omega's Tier I capital ratio was 13.3% and 21.0%, respectively, and its Total capital ratio was 14.4% and 22.3%, respectively. Additionally, banking organizations must maintain a minimum Tier I capital to total average asset (leverage) ratio of 3%. This 3% leverage ratio is a minimum for the top-rated banking organizations without any supervisory, financial or operational weaknesses or deficiencies. Other banking organizations are required to maintain leverage capital ratios 100 to 200 basis points above the minimum depending on their financial condition. At December 31, 2004 and 2003, Omega's leverage ratio was 13.4% and 14.2%, respectively, against a required leverage ratio of 4% (see Note 20 of Notes to the Consolidated Financial Statements).

Omega's equity to assets ratio for 2004, 2003 and 2002 was 15.16%, 14.69% and 14.04%, respectively.

MARKET RISK

Market risk is the risk of loss arising from changes in the fair value of financial instruments due to changes in interest rates, currency exchange rates, commodity prices or equity prices. The Corporation's market risk is composed primarily of interest rate risk. The process by which financial institutions manage their interest rate risk is called asset/liability management. This process has become very important in an industry undergoing an ever-changing interest rate environment. The goals of Omega's asset/liability management are increasing net interest income without taking undue interest rate risk or material loss of net market value of its equity, while maintaining adequate liquidity. Net interest income is increased by widening the interest spread and increasing earning assets. Liquidity is measured by the ability to meet both depositors' and credit customers' requirements.

Net Interest Income and Interest Rate Risk

Omega believes that it has managed interest rate risk while achieving optimal levels of net interest income. Interest rate risk is the risk to net interest income or capital arising from movements of interest rates. There are several components of interest rate risk: repricing risk, basis risk and customer option risk. The two methodologies used by the Corporation to aid in the management of interest rate risk are gap analysis and economic simulation. Gap analysis is a tool used by the Corporation primarily to measure repricing risk while economic simulation is used to measure and manage repricing risk, basis risk and customer option risk.

Both tools, gap analysis and economic simulations, are performed in a static environment. In reality, Omega's balance sheet is dynamic and in constant change as are interest rates. Management applies the same techniques using projected future volumes and various interest rate scenarios to analyze potential hedging decisions or decisions that involve the acquisition or investment of funds.

Economic simulation involves management simulating possible economic conditions and interest rate scenarios in order to quantify the impact on net interest income. The effect that changing interest rates has on Omega's net interest income is simulated by moving interest rates up and down at 100 basis point increments. This simulation is known as rate shocks.

As the table below indicates, based on rate shock simulations, the Corporation is exposed to a loss of income if interest rates fall. For example, net interest income at risk for a 100 basis point decrease in rates as of December 31, 2004 was $2,658,000, or 4.09%, of net interest income, compared to $1,541,000, or 3.91%, of net interest income at risk as of December 31, 2003. Omega's rate risk policies provide for maximum limits on net interest income that can be at risk for 100 through 300 basis point changes in interest rates.

Effect of Interest Rate Risk on Net Interest Income

($ in thousands)

Change in Interest Rates (Basis Points)	Change Due to Repricing Risk	Change Due to Basis Risk	Change Due to Customer Options	Total Change Due to Interest Rate Risk
300	$ 2,499	$ 5,513	$ 55	$ 8,067
200	1,673	3,712	37	5,422
100	863	1,860	20	2,743
0	0	0	0	0
-100	(730)	(1,860)	(68)	(2,658)
-200	(1,580)	(3,717)	(123)	(5,420)
-300	(1,713)	(6,956)	(201)	(8,870)

Omega's interest rate risk position is directly related to the preference of our customers for fixed rate loans and shorter-term deposits. If customer preferences change, the same effects could be obtained by changing investment, lending, funding or pricing strategies; however, these strategies could reduce liquidity or require maintaining additional capital.

In addition to determining the impact on net interest income from various interest rate changes, the same analysis is applied to determine the change that interest rate movements would have on Omega's market value of equity (MVE). The MVE provides an indicator of economic value and is computed by discounting all contractual future cash flows at current market rates. The effect that changing interest rates has on Omega's MVE is simulated by moving interest rates up and down at 100 basis point increments. This provides management with information necessary to analyze long-term interest rate risk. Management can limit long-term interest rate risk, but it is generally at the expense of short-term earnings, which can cause more volatility in the short term. At December 31, 2004, Omega's MVE was within the guidelines established by management and the Board of Directors. The table below summarizes the results of rate shocks showing the effect that interest rate risk has on market value of equity as of December 31, 2004.

Effect of Interest Rate Risk on Market Value of Equity

($ in thousands)

Change in Interest Rates (Basis Points)	Change Due to Repricing Risk	Change Due to Basis Risk	Change Due to Customer Options	Total Change Due to Interest Rate Risk
300	$(35,576)	$ 31,400	$ 5,487	$ 1,311
200	(24,374)	21,739	3,967	1,332
100	(12,292)	11,291	2,152	1,151
0	0	0	0	0
-100	14,956	(12,192)	(5,800)	(3,036)
-200	30,389	(25,343)	(11,230)	(6,184)
-300	47,233	(38,813)	(17,978)	(9,558)

Repricing Risk

Repricing risk arises from differences between the timing of rate changes and the timing of cash flows that occur in the pricing and maturity of assets and liabilities. The static gap analysis is one of the tools used to measure and manage repricing risk. By managing gap, fluctuations in net interest income can be minimized, thereby achieving consistent growth in net interest income during periods of changing interest rates. Table 5 shows the period and cumulative static gaps for various time intervals as of December 31, 2004. The data in this table is based upon the earliest possible repricing dates or maturity, whichever comes first. Core deposit accounts, defined as interest bearing demand deposits and certain savings accounts are considered to have repricing implications of various intervals between one month and five years. The gap analysis is used as an indicator of what may happen to net interest income if interest rates rise or fall. On a cumulative basis, over the next twelve months, Omega is in a negative gap position of $59,440,000 at December 31, 2004, indicating less earning assets than interest bearing liabilities will reprice during that period. As a result of the low interest rate environment of the past several years, the level of our gap and interest rate risk positions has been affected by both the extension of our loan portfolio, which reflects our customers preference for fixed rates, and the shortening of our deposit base as customers continue to prefer transaction accounts or shorter term certificates. As we move into a period of rising interest rates, it is expected that our gap and interest rate risk position will be most affected by the likely lengthening of our customer deposit base as customers may be more willing to move funds from transaction accounts and short-term certificates into higher paying longer term certificates of deposits.

As of December 31, 2004, should interest rates rise by 100 basis points immediately and Omega's balances do not grow and the mix does not change, our analysis suggests that repricing risk would cause net interest income to increase over the next twelve months by approximately $863,000. If interest rates would decline by 100 basis points immediately, repricing risk would cause net interest income to decrease by approximately $730,000 over the next twelve months.

Omega's management cannot predict the direction of interest rates nor will the product mix remain unchanged, yet management uses this information to help formulate strategies to minimize any unfavorable effect on net interest income as a result of interest rate changes. As an example, at December 31, 2004, Omega was in the process of selling $22,500,000 in long-term fixed rate residential mortgages to a third party in order to decrease repricing risk. Also during 2004, Omega reduced repricing risk by liquidating $116,000,000 in long-term investment securities and paid off $196,500,000 in Federal Home Loan Bank debt, both of which were obtained in the acquisition of Sun Bancorp.

Basis Risk

Basis risk is another source of interest rate risk and arises from the difference in movements of interest rates earned on assets and the interest rates paid on liabilities with otherwise similar repricing characteristics. The Corporation analyzed the effects of basis risk on both net interest income and MVE. This was done through interest rate shocks, which isolated the movements of the prime rate and treasury rates. The following shows the results of these rate shocks.

Effect of Basis Risk on Net Interest Income
($ in thousands)

Change in Interest Rates (Basis Points)	Change in Net Interest Income Due to Prime Basis Risk	Change in Net Interest Income Due to Treasury Basis Risk	Change in Net Interest Income Due to Total Basis Risk
300	$ 13,082	$(7,569)	$ 5,513
200	8,721	(5,009)	3,712
100	4,361	(2,501)	1,860
0	0	0	0
-100	(4,361)	2,501	(1,860)
-200	(8,721)	5,004	(3,717)
-300	(13,082)	6,126	(6,956)

The table above indicates the results of changes in the prime rate or treasury rates, keeping all other interest rates unchanged. If the prime rate would increase by 100 basis points, and all other rates remained unchanged, this analysis suggests that the Corporation's net interest income would increase by approximately $4,361,000 and market value of equity would decrease by approximately $6,739,000. The Corporation's prime basis risk has stabilized over the last several years as a result of customer preference for fixed rate loans and the fact that the Corporation has increasingly indexed variable rate loans to rates other than the prime rate. If all points on the treasury curve would increase 100 basis points and all other rates remained unchanged, this analysis suggests that the Corporation's net interest income would decrease approximately $2,501,000 and market value of equity would increase approximately $18,030,000. This change can be attributed to the fact that most deposit rates are indexed to the treasury curve; therefore, an increase in treasury rates would increase interest expense more than interest income.

Effect of Basis Risk on Market Value of Equity
($ in thousands)

Change in Interest Rates (Basis Points)	Change in Market Value Due to Prime Basis Risk	Change in Market Value Due to Treasury Basis Risk	Change in Market Value Due to Total Basis Risk
300	$(19,497)	$ 50,897	$ 31,400
200	(13,233)	34,972	21,739
100	(6,739)	18,030	11,291
0	0	0	0
-100	7,000	(19,192)	(12,192)
-200	14,281	(39,624)	(25,343)
-300	21,860	(60,673)	(38,813)

Customer Option Risk

Customer option risk arises when a customer has the right to alter the level and timing of cash flows of an asset or liability. Prepayment options on loans and early withdrawal of deposits are two of the most common types of customer options. In a rising rate environment, the Corporation's interest rate risk is increased as customers transfer deposits from products with lower interest rates to accounts or other products that offer higher interest rates. In a declining rate environment, the Corporation's interest rate risk is

increased when a customer prepays or refinances their loan in order to take advantage of the lower rate environment. The Corporation analyzed the effects of customer options on net interest income and MVE by using interest rate shocks that include the effect of estimated prepayments on our mortgage portfolio. Prepayment levels are dependent on several factors including the current interest rate environment, the interest rate on the loan as well as other contractual provisions of the loan. Mortgage prepayment levels were determined by using estimated prepayments of mortgage-backed securities with similar maturity and rate characteristics. This analysis suggests that customer options resulting from a 100 basis point decrease in interest rates would cause net interest income to decrease $68,000 and market value of equity to decrease $5,800,000.

Liquidity

Liquidity represents the Corporation's ability to efficiently meet commitments to fund loans, purchase securities and repay deposits or other liabilities.

There is no standardized formula for measuring liquidity. Therefore, in order to assess the adequacy of the Corporation's liquidity position, Omega has adopted a liquidity measurement that answers the following three questions:

1. How much cash is on hand and can be raised over the next 30 days without any principal loss on the assets?
2. If adverse publicity was released about the industry or the Corporation, what is the ability of Omega to meet depositor needs?
3. What are the funding requirements through the next 90 days?

When measuring liquidity, total liquid assets must be determined. Total liquid assets includes cash on hand, federal funds sold, market value of U.S. Treasury and Agency securities not pledged, loans that could be sold within thirty days, cash from investment or loan maturities within 30 days and any other readily marketable assets.

Total short-term liabilities must also be determined to measure liquidity. Total short-term liabilities include federal funds purchased, repurchase agreements, certificates of deposit over $100,000 scheduled to mature within 30 days, and an estimated amount of retail deposit withdrawals.

The short-term liabilities are deducted from the liquid assets to determine a surplus or deficit and the percentage of liquid assets to total assets is determined. At December 31, 2004, total liquid assets were $282,972,000 while the short-term liabilities were $109,020,000. This left a surplus of liquid assets of $173,952,000, or 8.7%, of total assets.

Management believes that a surplus of 5% or more is adequate. The Corporation actively manages liquidity at this level and has developed reasonable liquidity contingency plans, including ensuring available alternative funding sources to maintain adequate liquidity under a variety of business conditions.

The investment portfolio, due to its relatively short average life, has the ability to provide additional liquidity if necessary. When developing investment strategies, the Corporation considers runoff of assets and expected future funding needs.

If required due to unforeseen circumstances, Omega has the ability to increase its liquidity through the sale of assets, primarily financial instruments. Most of Omega's financial assets at December 31, 2004 have a fair value in excess of their aggregate book value; therefore, some of these instruments could be sold if needed for liquidity purposes and their sale would not negatively affect current earnings or capital.

In addition, liquidity can also be provided from off-balance sheet sources. At December 31, 2004, Omega had unsecured federal funds lines totaling $25,000,000. At December 31, 2004, Omega had no amount outstanding against these federal funds lines. Another source of liquidity is the Federal Reserve Discount Window. Omega is able to borrow up to 90% of the amount of collateral pledged, which as of December 31, 2004 provided $8,299,000 in borrowing capacity. The Corporation does not consider either of these to be a source of long-term liquidity; rather they are used to cover short-term fluctuations in liquidity.

The Corporation is also a member of the Federal Home Loan Bank of Pittsburgh (FHLB), which provides overnight or term funding to the bank with a borrowing limit of $169,844,000. This borrowing limit could be increased to a maximum amount of $653,176,000 with the purchase of additional FHLB stock. These borrowings are secured by investment securities and first mortgage residential real estate loans. At December 31, 2004, Omega had $92,526,000 outstanding in term loans and no overnight advances.

The Corporation's primary source of long-term liquidity is a large core deposit base and a strong capital position. Another measure of liquidity is the average loan to deposit ratio. This ratio was 87.4% at December 31, 2004 and 85.7% at December 31, 2003. Management's target range for this ratio is 70% to 85%. Management believes that Omega has a relatively stable deposit base with no major seasonal depositor or group of depositors. However, management recognizes that a significant risk to liquidity is the level and mix of deposits. We believe that due to market and interest rate uncertainties throughout the past year, customers have shifted funds from the stock market, longer-term deposits and other alternative investments, into the safety of core accounts and short-term certificates. Management has estimated the unusual growth in core accounts to be $67,201,000 and recognizes that it provides additional liquidity risk. Increases in interest rates, improved economic activity and confidence in the stock market may result in depositors shifting funds back to longer-term deposits, the stock market, or other alternative investments. This shift by depositors would require the Corporation to replace those funds with higher cost borrowings in the future.

Off-Balance Sheet Arrangements, Contractual Obligations and Commitments

Off-Balance Sheet Arrangements—The Corporation has numerous off-balance sheet loan obligations that exist in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, unused lines of credit as well as standby letters of credit. Because many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated financial statements. The Corporation does not expect that these commitments will have an adverse affect on its liquidity position.

Exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making these commitments as it does for on-balance sheet instruments. The Corporation controls the credit risk of its financial options and interest exchange agreements through credit approvals, limits and monitoring procedures; however, it does not generally require collateral for such financial instruments since there is no principal credit risk.

The Corporation had outstanding loan origination commitments aggregating $82,829,000 and $51,218,000 at December 31, 2004 and 2003, respectively. In addition, the Corporation had $205,524,000 and $120,034,000 outstanding in unused lines of credit commitments extended to its customers at December 31, 2004 and 2003, respectively.

Standby letters of credit are instruments issued by the Corporation that guarantee the beneficiary payment by the bank in the event of default by the Corporation's customer in the non-performance of an obligation or service. Most standby letters of credit are extended for one year periods. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds collateral supporting those commitments for which collateral is deemed necessary. At December 31, 2004 and 2003, standby letters of credit issued and outstanding amounted to $24,064,000 and $13,118,000, respectively. The liability recorded in accordance with FASB Interpretation No. 45—"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"—representing fair market value of the standby letters of credit at December 31, 2004 and December 31, 2003 was $138,000 and $72,000, respectively.

Contractual Obligations—Presented below, are the significant contractual obligations of the Corporation as of December 31, 2004, in thousands of dollars. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

			Payments Due by Period			
	Note Reference	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Certificates of deposits[a]	10	$ 601,454	$ 308,588	$233,629	$ 53,956	$ 5,281
Other deposits[b]		925,179	925,179	—	—	—
Other interest-bearing liabilities[a]		854	31	62	62	699
Federal funds borrowed and security repurchase agreements[a]	11	63,541	63,541	—	—	—
Borrowed funds[a]	11	26,744	26,744	—	—	—
Junior subordinated debentures[a]	12	165,617	3,955	7,909	7,909	145,844
Long-term debt[a]	11	190,365	8,544	36,876	135,257	9,688
Operating lease obligations	13	2,354	527	751	405	671
Supplemental executive retirement plan	19	3,100	242	484	484	1,890
Purchase obligations 3rd party data processor contract	23	9,792	2,448	4,896	2,448	—
Total		$1,989,000	$1,339,799	$284,607	$200,521	$164,073

(a) Includes interest on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2004. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

(b) Excludes interest.

Table 5

Maturity Distribution as of December 31, 2004

(In thousands)

Remaining Maturity/Earliest Possible Repricing

	Three Months or Less	Over Three Months But Within Six Months	Over Six Months But Within One Year	Over One Year But Within Five Years	Over Five Years	Total
Interest Earning Assets						
Interest bearing deposits	$ 31,122	$ —	$ —	$ —	$ —	$ 31,122
Federal funds sold	36,350	—	—	—	—	36,350
Investment securities:						
U.S. Treasury securities and obligations of other U.S. Government agencies and corporations	2,008	2,034	3,014	125,874	—	132,930
Obligations of state and political subdivisions	7,589	11,200	12,694	43,824	5,612	80,919
Corporate and other securities	647	199	398	2,090	700	4,034
Mortgage-backed securities	3,901	3,946	8,009	64,294	7,531	87,681
Stocks	—	—	—	—	22,415	22,415
Investment in unconsolidated subsidiary	—	—	—	1,114	511	1,625
Loans:						
Commercial, financial, and agricultural	170,112	12,058	23,894	62,553	3,033	271,650
Real estate—commercial	182,190	18,567	54,564	230,872	15,201	501,394
Real estate—construction	24,979	117	205	—	—	25,301
Real estate—mortgage	17,671	11,272	23,930	114,198	110,137	277,208
Home equity	69,269	3,201	5,893	34,982	19,732	133,077
Personal (net of unearned discount)	30,793	7,094	14,320	54,230	1,346	107,783
Lease financing (net of unearned interest)	1,337	930	1,848	7,722	—	11,837
Total Interest Earning Assets	577,968	70,618	148,769	741,753	186,218	1,725,326
Interest Bearing Liabilities						
Demand deposits	123,227	5,344	12,535	228,643	—	369,749
Savings deposits	190,833	7,487	52,051	76,652	—	327,023
Certificates of deposit over $100,000	27,655	10,878	15,347	49,457	135	103,472
Time deposits	99,850	67,243	84,176	221,234	927	473,430
Short-term borrowings	88,246	2,004	9	—	—	90,259
Junior subordinated debt	125	125	249	39,108	17,583	57,190
Long-term debt	67,599	314	644	29,497	1,525	99,579
Other interest bearing liabilities	854	—	—	—	—	854
Total Interest Bearing Liabilities	598,389	93,395	165,011	644,591	20,170	1,521,556
Gap	$(20,421)	$(22,777)	$(16,242)	$ 97,162	$166,048	$ 203,770
Cumulative Gap	$(20,421)	$(43,198)	$(59,440)	$ 37,722	$203,770	
Cumulative sensitivity ratio	0.97	0.94	0.93	1.03	1.13	
Commercial, financial and agricultural loans maturing after one year with:						
Fixed interest rates				$ 28,286	$ 1,898	$ 30,184
Variable interest rates				34,267	1,135	35,402
Total				$ 62,553	$ 3,033	$ 65,586

RESULTS OF OPERATIONS

2004 Financial Performance Overview

At $17,021,000, Omega's net income for 2004 represented a return on average assets (ROA) of 1.24%. The decrease in ROA of 26 basis points from 2003 is due to pre-merger earnings of Omega, which were negatively impacted by a decline in net interest margin associated with the low rate environment in 2004, coupled with the result of the merger with Sun on October 1, 2004. The Sun acquisition increased Omega's assets by 82.7% as of December 31, 2004, while only adding approximately $2,475,000 of net income for the balance of the year. This translates to an estimated annualized ROA from the former Sun operations of just 1.06%. The management of Omega strives to attain consistently high earnings levels each year by protecting the core earnings base with conservative growth strategies that minimize shareholder risk, while serving a broad customer base. This approach has helped achieve solid performances year after year. Omega considers ROA to be a key performance ratio, and constantly scrutinizes the broad categories of the income statement that impact this profitability indicator.

Summarized below are the components of net income (in thousands of dollars) and the contribution of each to ROA for 2004 and 2003.

	2004		2003	
		% of Average Assets		% of Average Assets
Net interest income	$ 45,705	3.33%	$ 43,077	3.76%
Loan loss provision	300	0.02	(350)	(0.03)
Trust fees	4,027	0.29	3,623	0.32
Deposit service fees	7,076	0.52	5,754	0.50
Other fees	6,291	0.46	4,614	0.40
BOLI	1,581	0.12	1,395	0.12
Security gains	963	0.07	1,127	0.10
Gain on debt extinguishment	570	0.04		
Gains on sale of other assets	(102)	(0.01)	292	0.03
Total non-interest income	20,406	1.49	16,805	1.47
Employee expense	(22,888)	(1.67)	(20,091)	(1.75)
Occupancy and equipment	(6,036)	(0.44)	(5,149)	(0.45)
Other non-interest expense	(14,742)	(1.08)	(12,281)	(1.07)
Amortization of Intangibles	(402)	(0.03)		
Total non-interest expense	(44,068)	(3.21)	(37,521)	(3.28)
Income tax expense	(5,322)	(0.39)	(4,826)	(0.42)
Net income	$ 17,021	1.24%	$ 17,185	1.50%
Average assets	$1,371,227		$1,145,407	

The merger with Sun has a material impact on Omega's 2004 results. In order to properly analyze 2004, management has identified the effects on earnings caused by the addition of Sun on October 1, 2004. Table 6 puts forth the approximate effect of Sun's former operations and the gains realized from the restructure of Sun's balance sheet. Sun's contribution to net income for 2004 was estimated to be $2,475,000.

Table 6

Omega Financial Corporation Income Statement Analysis

(In thousands)

	Estimated Contribution to 2004 Results from Pre-Merger Omega Operations	Estimated Contribution to 2004 Results from Former Sun Operations	Omega 2004 Consolidated Income Statement	Omega 2003 Consolidated Income Statement	Variance
Total interest income	$52,415	$9,956	$62,371	$56,783	$5,588
Total interest expense	12,238	4,429	16,667	13,706	2,961
Net interest income	40,177	5,527	45,704	43,077	2,627
Provision (credit) for loan losses	(300)	—	(300)	350	(650)
Service fee and other operating income	15,840	3,134	18,974	15,386	3,588
Net gains on sales of assets and early extinguishment of debt	331	1,100	1,431	1,419	12
Total non-interest income	16,171	4,234	20,405	16,805	3,600
Salaries and employee benefits	19,654	3,234	22,888	20,091	2,797
Other operating expense	17,899	3,279	21,178	17,430	3,748
Total non-interest expense	37,553	6,513	44,066	37,521	6,545
Income before tax	19,095	3,248	22,343	22,011	332
Provision for federal income tax	4,549	773	5,322	4,826	496
Net income	$14,546	$2,475	$17,021	$17,185	$ (164)

Key Ratio Schedule (in %)

	2004	2003	2002	2001	2000
Return on average assets	**1.24%**	1.50%	1.58%	1.56%	1.59%
Return on average stated equity..........	**8.89%**	10.32%	11.32%	11.50%	11.13%
Return on average tangible equity.......	**11.84%**	10.32%	11.32%	11.50%	11.13%
Yield on earning assets........	**5.06%**	5.36%	6.10%	7.19%	7.64%
Cost of funds	**1.35%**	1.29%	1.81%	2.92%	3.09%
Net interest margin	**3.71%**	4.07%	4.28%	4.27%	4.55%
Net interest income to average assets	**1.38%**	1.34%	1.26%	1.14%	1.10%
Expenses to average assets	**3.22%**	3.28%	3.15%	3.11%	3.19%

The key factors that defined the 2004 results are as follows:

- Acquisition of Sun
- Lower rate environment, reduced net interest margin
- Higher service-based fee income
- Reduced gains on sale of securities and loans, offset by gain on debt restructuring
- Other non-interest income growth
- Ongoing expense control

Net Interest Income

Net interest income is the amount by which interest income on earning assets exceeds interest expense on interest bearing liabilities. Net interest income is the most significant component of revenue, comprising approximately 69% of total revenues for 2004. Net interest margin is the percentage of net return on average earning assets and provides a measure of comparability of a financial institution's performance. Because some interest earning assets are tax-exempt, an adjustment is made for analytical purposes to place all assets on a fully tax-equivalent basis.

Both net interest income and net interest margin are impacted by interest rate changes, changes in the relationships between various rates and changes in the composition of the average balance sheet. Additionally, product pricing, product mix and customer preferences dictate the composition of the balance sheet and the resulting net interest income. Table 7 (located on pages 18-19) shows average asset and liability balances, average interest rates and interest income and expense for the period 2002 to 2004. In addition, it shows the changes attributable to the volume and rate components of net interest income.

Total average loans were $926,102,000 in 2004 at an average weighted yield of 5.77% that produced $53,396,000 in interest income. This represented a $136,166,000, or 17.2%, increase in average loan volumes from 2003. The yield decreased 27 basis points to 5.77% from 6.04% in 2003 resulting in a decrease of $2,247,000 in interest income, while mix and volume changes increased interest income $7,933,000 when compared to 2003. The combination of these rate, volume and mix effects resulted in an increase of $5,686,000, or 11.9% in total loan interest. The 27 basis point decrease in loan yields in 2004 is largely attributable to customers still refinancing from higher rate loans. However, the decrease in the loan yields has slowed considerably from the decrease of 78 basis points in 2003. Rates rose in 2004 and the Federal Reserve's recent signals indicate that further rate increases are likely.

Investment securities averaged $261,628,000, an increase of $21,319,000, or 8.9% from the average investment securities in 2003. The average weighted yield decreased to 3.22% from 3.65% in 2003. Interest bearing deposits and federal funds sold, as a group on average, increased 47.0%, or $13,798,000. These monies were accumulated during the fourth quarter to support the early extinguishment of Sun's long-term Federal Home Loan Bank debt.

Total interest earning assets averaged $1,230,913,000 at a yield of 5.07% and produced total interest income of $62,371,000 for 2004. The net increase in average earning assets of $171,283,000 in 2004 over 2003 was primarily the result of the Sun acquisition. The yield decreased by 29 basis points to 5.07% in 2004. Lower yields caused a reduction of $3,362,000, or 5.92%, in interest income while volume and mix changes increased it $8,950,000 or 15.78%.

Total interest bearing liabilities averaged $997,509,000 at a cost of $16,666,000 carrying a composite rate of 1.67%. This represented an increase in interest bearing liabilities of 21.5%, or $176,769,000 from 2003. The composite rate was the same as 2003. Interest expense decreased $252,000 due to lower rates and increased $3,212,000 due to volume and mix changes. These changes resulted in a total increase of $2,960,000, or 21.6%, in interest expense. Once again the Sun acquisition was the key factor, accounting for $927,401,000 in additional interest bearing liabilities when the merger was consummated and averaged approximately $183,000,000 for the year.

Non-interest bearing funding sources, including equity, averaged $373,718,000 in 2004, compared to $324,667,000 in 2003, for an increase of $49,051,000, or 15.1%. This increase was the result of demand deposits acquired and the increased equity from the stock issued to consummate the Sun merger. The rate to fund interest bearing assets increased by 6 basis points to 1.35% in 2004 from 1.29% in 2003. This was the result of a lower percentage of the earning assets being funded by non-interest bearing funding sources (computed by dividing the total interest expense by the total average earning assets). For 2004 this ratio was 30.4%; in 2003 it was 30.6%

Net interest income was $45,705,000 for 2004, an increase of $2,628,000, or 6.1%, from 2003. The increase in net interest income was the result of a decrease of $3,110,000 due to interest rate effects and an increase of $5,738,000 due to volume and mix changes. Net yield was 3.71% in 2004 and 4.07% in 2003. On a fully tax-equivalent basis, the net yield decreased from 4.32% in 2003 to 3.92% in 2004.

Table 7

Average Balance Sheets and Net Interest Income Analysis

(In thousands)

	2004		
	Average Balance[1]	Interest	Yield/ Rate
ASSETS			
Interest earning assets:			
Taxable loans[5]	$ 876,317	$51,077	5.83%
Tax-exempt loans	49,785	2,319	4.66
Total loans	926,102	53,396	5.77
Taxable investment securities	176,061	6,033	3.43
Tax-exempt investment securities	85,567	2,385	2.79
Total investment securities	261,628	8,418	3.22
Interest bearing deposits	22,680	311	1.37
Federal funds sold	20,503	246	1.20
Total interest earning assets	1,230,913	62,371	5.07
Non-interest earning assets:			
Cash and due from banks	37,607		
Allowance for loan losses	(12,507)		
Premises and equipment	20,446		
Other assets[7]	94,768		
Total assets	$1,371,227		
LIABILITIES AND SHAREHOLDERS' EQUITY			
Interest bearing liabilities:			
Interest bearing demand deposits[2]	$ 343,527	1,621	0.47
Savings deposits	159,776	963	0.60
Time deposits	389,206	10,380	2.67
Other, including short-term borrowings, long-term debt, and other interest bearing liabilities	105,000	3,702	3.53
Total interest bearing liabilities	997,509	16,666	1.67
Non-interest bearing liabilities:			
Demand deposits	172,721		
Other	9,485		
Shareholders' equity	191,512		
Total liabilities and shareholders' equity	$1,371,227		
Net interest income		$45,705	
Net yield on interest earning assets[3]			3.71%
Net interest income and yield—tax equivalent basis[4]		$48,238	3.92%

Notes:

1) *Average balances were calculated using a daily average.*
2) *Includes NOW, money management and money market accounts.*
3) *Net yield on interest earning assets is net interest income divided by average interest earning assets.*
4) *Interest on obligations of states and municipalities is not subject to federal income tax. In order to make the net yield comparable on a fully taxable basis, a tax equivalent adjustment is applied against the tax-exempt income utilizing a federal tax rate of 35%.*
5) *Non-accruing loans and investments are included in the above table until they are charged off.*
6) *The change in interest due to rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.*
7) *Includes gross unrealized gains on securities available for sale: $6,194 in 2004, $10,287 in 2003 and $8,614 in 2002.*

Table 7

Average Balance Sheets and Net Interest Income Analysis

(In thousands)

Years Ended December 31,

2003			2002			2004 Compared to 2003 Increase (Decrease) Due To[6]			2003 Compared to 2002 Increase (Decrease) Due To[6]		
Average Balance[1]	Interest	Yield/ Rate	Average Balance[1]	Interest	Yield/ Rate	Volume	Rate	Total	Volume	Rate	Total
$ 745,132	$45,852	6.15%	$ 730,272	$50,948	6.98%	$7,714	$(2,489)	$5,225	$ 1,026	$(6,122)	$(5,096)
44,804	1,858	4.15	45,570	1,947	4.27	219	242	461	(33)	(56)	(89)
789,936	47,710	6.04	775,842	52,895	6.82	7,933	(2,247)	5,686	993	(6,178)	(5,185)
142,567	5,650	3.96	168,671	7,816	4.63	1,207	(824)	383	(1,120)	(1,046)	(2,166)
97,742	3,115	3.19	95,875	3,867	4.03	(364)	(366)	(730)	73	(825)	(752)
240,309	8,765	3.65	264,546	11,683	4.42	843	(1,190)	(347)	(1,047)	(1,871)	(2,918)
10,252	103	1.00	11,976	177	1.48	159	49	208	(23)	(51)	(74)
19,133	205	1.07	13,057	205	1.57	15	26	41	77	(77)	0
1,059,630	56,783	5.36	1,065,421	64,960	6.10	8,950	(3,362)	5,588	0	(8,177)	(8,177)
30,350			30,729								
(10,911)			(11,343)								
14,556			15,130								
51,782			49,873								
$1,145,407			$1,149,810								
$ 287,130	1,428	0.50	$ 269,610	1,970	0.73	280	(87)	193	119	(661)	(542)
130,125	1,127	0.87	118,329	1,441	1.22	228	(392)	(164)	133	(447)	(314)
348,638	9,784	2.81	394,710	14,366	3.64	1,101	(505)	596	(1,551)	(3,031)	(4,582)
54,847	1,367	2.49	55,779	1,546	2.77	1,603	732	2,335	(26)	(153)	(179)
820,740	13,706	1.67	838,428	19,323	2.30	3,212	(252)	2,960	(1,325)	(4,292)	(5,617)
147,285			138,403								
10,913			12,428								
166,469			160,551								
$1,145,407			$1,149,810								
	$43,077			$45,637		$5,738	$(3,110)	$2,628	$ 1,325	$(3,885)	$(2,560)
		4.07%			4.28%						
	$45,755	4.32%		$48,768	4.58%						

Provision for Loan Losses

Omega's provision for loan losses is determined as a result of changes in the adequacy level of the allowance for loan loss reserve. In 2004, Omega credited its provision for $300,000 as compared to charging the provision for $350,000 in 2003, a decrease of $650,000 or 185.7%. The reduction in the provision reflects the improvement in the Watch List loans and non-performing loans during the year, as the larger commercial credits were in the early stages of their loss migration cycle and required lower allocations. In 2004, net charge-offs exceeded the provision for loan losses by $3,839,000, while in 2003 the net charge-offs exceeded the provision by $483,000. Credit quality is a high priority for Omega as evidenced by its low ratios of net charge-offs to average loans outstanding and non-performing loans to the loan loss allowance. Net charge-offs in 2004 and 2003 were .38% and .11% of average loans outstanding, respectively. Non-performing loans as a ratio to the allowance for loan losses were 44.6% at year-end 2004 and 32.3% at the end of 2003. The allowance for loan losses as a ratio to net loans was 1.18% and 1.34% at December 31, 2004 and 2003, respectively.

Non-Interest Income

Omega remains committed to continually increasing customer satisfaction and expanding existing customer relationships by delivering popular services conveniently. This commitment is affirmed by the continued increase in income from traditional bank services. In 2002, 2003 and 2004, 16.3%, 19.0% and 21.0% of total revenues, respectively, was derived from service-based fee income. We believe that our advanced front line delivery systems, our interactive web site with on-line banking, our customer information center, our broad menu of investment products and our extensive employee training programs have all contributed to the satisfaction of our customer base. Technology advances that allow us to be better and more quickly informed about our clients help us be responsive to their financial needs with personalized service and well-designed products. Service-based fee income (fees on deposits, loans, trust services, investment and insurance products and other services) grew to $17,394,000 during 2004, for a 24.3% or $3,403,000 increase when compared to $13,991,000 for 2003. The majority of this increase was the result of the Sun acquisition.

Bank-owned life insurance (BOLI) continues to generate non-interest income each year as the cash surrender value increases. BOLI earnings were $1,581,000 in 2004, as compared to $1,395,000 in 2003.

As a percentage of average assets, non-interest income (excluding securities gains, gain on debt extinguishment and other gains from the sale of assets) was 1.38% for 2004, as compared to 1.34% in 2003.

In 2004, net gains from investment securities decreased by $164,000, or 14.6% to $963,000, which includes a gain of $652,000 related to the sale of $116 million of investments acquired from Sun, the proceeds of which were utilized to repay a portion of the Sun debt discussed below. Management considers multiple factors when selling investment securities; therefore, income from this activity can fluctuate dramatically from year to year. Omega generally sells only equity securities that have appreciated in value since their purchase. Primarily, equity securities are considered for sale when there is market appreciation available, when there is no longer a business reason to hold the stock or if securities gains are desired to supplement earnings. Occasionally, a loss may be recognized on debt and equity securities if permanent impairment is deemed to have occurred.

Likewise, other gains or losses can be realized in a given year based upon unique circumstances. Management is committed to controlling rate risk and occasionally will sell longer term fixed-rate assets to reposition the balance when the rate risk analysis warrants it. During the fourth quarter, Omega paid down $171,000,000 of Federal Home Loan Bank Debt that was acquired in the Sun merger. This resulted in a gain of $570,000 due to favorable rate movements after the merger was closed. Net losses of $102,000 on other assets sold were realized in 2004 as compared to a gain of $292,000 in 2003.

Non-Interest Expense

In order to optimize earnings, Omega's management strives to minimize operating expense. Total non-interest expenses were $44,068,000 for 2004 as compared to $37,521,000 for 2003, representing an increase of $6,547,000, or 17.4%. Management estimates that Sun contributed most of this increase—$6,123,000 or 93.5%. As a percentage of average assets, non-interest expense was 3.22% for 2004 as compared to 3.28% in 2003.

Salaries and employee benefits increased by 13.9%, or $2,797,000 in 2004 as compared to 2003. Salary and related employee benefits related to Sun employees that were retained accounted for $3,234,000 of this increase, which was offset by a $437,000 reduction in salaries and benefits prior to the merger.

Occupancy and equipment increased by $887,000, or 17.2%, driven primarily by the addition of Sun's 23 branches and its administration center. Data processing costs were $1,839,000 for the year representing a $166,000 or 9.92% increase. Shares tax also increased $166,000 to $1,705,000 representing a 10.8% increase. These increases can primarily be attributed to the former Sun's operations during the fourth quarter. Other expenses were $11,198,000 for an increase of $2,139,000 or 23.6%, primarily due to the additional operations acquired.

Amortization of intangible assets was $402,000 in 2004 as compared to $10,000 in 2003. Omega booked a core deposit intangible in the amount of $14,210,000 (preliminary estimate at December 31, 2004) and other intangibles of $2,866,000 as a result of acquiring Sun. These are being amortized over various periods. The amortized cost for the year on these intangibles was $390,000.

Income Taxes

Income tax expense for 2004 amounted to $5,322,000 compared to $4,826,000 in 2003. The effective tax rate was 23.8% in 2004 versus 21.9% in 2003, due to Omega's tax favored income being lower in 2004 as compared to 2003. This was the result of the $19,346,000 in penalties paid to the Federal Home Loan Bank for the early extinguishment of debt being treated as interest expense for tax purposes when determining the TEFRA disallowance that is used to reduce the tax free income. Additionally, in 2003, an adjustment to tax expense was recorded to reverse a deferred tax liability no longer necessary. Average tax-exempt investments and loans as a percentage of average assets were 9.9%, 12.4% and 12.3% in 2004, 2003 and 2002, respectively. Tax-exempt income as a percentage of income before tax was 21.1%, 22.6% and 24.4% in 2004, 2003 and 2002, respectively. See Note 15 of Notes to Consolidated Financial Statements for further information on income taxes.

Net Income

For comparative purposes, the following table sets forth earnings (in thousands of dollars) and selected earnings ratios for the past three years.

	2004	2003	2002
Net income	**$17,021**	$17,185	$18,179
Return on average assets	**1.24%**	1.50%	1.58%
Return on average equity	**8.89%**	10.32%	11.32%
Return on average tangible equity	**11.84%**	10.32%	11.32%

2003 Financial Performance Overview

At $17,185,000, Omega's net income for 2003 represented a return on average assets (ROA) of 1.50%. Although ROA decreased 5.0% from 2002, it was the Corporation's eighth consecutive year of achieving ROA levels of 1.50% or greater.

Summarized below are the components of net income (in thousands of dollars) and the contribution of each to return on assets for 2003 and 2002.

	2003		2002	
		% of Average Assets		% of Average Assets
Net interest income	$ 43,077	3.76%	$ 45,637	3.97%
Loan loss provision	(350)	(0.03)	(630)	(0.05)
Trust fees	3,623	0.32	3,585	0.31
Deposit service fees	5,754	0.50	5,099	0.44
Other fees	4,614	0.40	4,342	0.38
BOLI	1,395	0.12	1,523	0.13
Security gains	1,127	0.10	412	0.04
Gains on sale of other assets	292	0.03	73	0.01
Total non-interest income	16,805	1.47	15,034	1.31
Employee expense	(20,091)	(1.75)	(19,753)	(1.72)
Occupancy and equipment	(5,149)	(0.45)	(4,864)	(0.42)
Other non-interest expense	(12,281)	(1.07)	(11,595)	(1.01)
Total non-interest expense	(37,521)	(3.28)	(36,212)	(3.15)
Income tax expense	(4,826)	(0.42)	(5,650)	(0.49)
Net income	$ 17,185	1.50%	$ 18,179	1.58%
Average assets	$1,145,407		$1,149,810	

The key factors that defined the 2003 results are as follows:

- Lower rate environment, reduced net interest margin
- Increasing service-based fee income
- Increased gains on sale of securities and loans
- Other non-interest income growth
- Ongoing expense control

Assets were $1,140,166,000 at December 31, 2003, representing a $14,391,000, or 1.2%, decrease from year-end 2002. Loans (net of unearned interest) were $788,144,000 at December 31, 2003 compared to $779,819,000 at December 31, 2002, an increase of 1.1%, or $8,325,000. Deposits decreased by $11,675,000, or 1.3%, at December 31, 2003 when compared to December 31, 2002.

Return on average equity (ROE) decreased from 11.32% in 2002 to 10.32% in 2003, while return on average assets decreased to 1.50% from 1.58% in 2002. Omega's peer group, consisting of all banks headquartered in Pennsylvania with consolidated assets of $1 billion to $5 billion, reported return on average equity of 14.66% and return on average assets of 1.34%.

Net Interest Income

Net interest income, the greatest component of revenue, comprised approximately 59% of total revenues for 2003. As with the discussion section on 2004 Net Interest Income, all assets are stated on a fully tax-equivalent basis. Table 7 (located on pages 18-19) shows average asset and liability balances, average interest rates and interest income and expense for the period 2002 to 2004. In addition, it shows the changes attributable to the volume and rate components of net interest income.

Total average loans were $789,936,000 in 2003 at an average weighted yield of 6.04% that produced $47,710,000 in interest income. This represented a $14,094,000, or 1.8%, increase in average loan volumes from 2002. The yield decreased 78 basis points to 6.04% from 6.82% in 2002 resulting in a decrease of $6,178,000 in interest income, while mix and volume changes increased interest income $993,000 when compared to 2002. The combination of these rate, volume and mix effects resulted in a decrease of $5,185,000, or 9.8% in total loan interest. One of the principal reasons for the 78 basis point decrease in loan yields in 2003 is that in the lower rate environment during 2003, variable rate commercial loans increased $50,285,000 on average, while fixed rate commercial loans decreased on average by $28,142,000, when compared to 2002.

Investment securities averaged $240,309,000, a decrease of $24,237,000, or 9.2% from the average investment securities in 2002. The average weighted yield decreased to 3.65% from 4.42% in 2002. Interest bearing deposits and federal funds sold, as a group on average, increased a total of 17.4%, or $4,352,000. These monies were used to support the loan demand.

Total interest earning assets averaged $1,059,630,000 at a yield of 5.36% and produced total interest income of $56,783,000 for 2003. The net decrease in average earning assets of $5,791,000 in 2003 over 2002 was a result of lower deposits. The yield decreased by 74 basis points to 5.36% in 2003. On a fully tax-equivalent basis, yield on earning assets decreased by 79 basis points to 5.61%. Lower yields caused the full reduction of $8,177,000, or 12.6%, in interest income. On a fully tax-equivalent basis, interest income decreased by $8,630,000, or 12.7%.

Total interest bearing liabilities averaged $820,740,000 at a cost of $13,706,000 carrying a composite rate of 1.67%. This represented a decrease in interest bearing liabilities of 2.1%, or $17,688,000 from 2002. The composite rate decreased by 63 basis points in 2003, from 2.30% in 2002. Interest expense decreased $4,292,000 due to lower rates and decreased $1,325,000 due to volume and mix changes. These changes resulted in a total decrease of $5,617,000, or 29.1%, in interest expense. The most significant change in liabilities was the decrease in time deposits of $46,072,000, or 11.7% and the increase in core deposits of $38,198,000. Management believes that many consumers had once again decided to move their deposits to more liquid vehicles, as was the case in 2001.

Non-interest bearing funding sources, including equity, averaged $324,667,000 in 2003, compared to $311,382,000 in 2002, for an increase of $13,285,000, or 4.3%. Most of the increase was attributed to non-interest bearing demand deposit balances. The increase in non-interest bearing funding sources resulted in a decrease of 53 basis points in the rate to fund interest-earning assets (computed by dividing the total interest expense by the total average earning assets) to 1.29% in 2003 from 2.82% in 2002.

Net interest income was $43,077,000 for 2003, a decrease of $2,560,000, or 5.6%, from 2002. The decrease in net interest income was the result of a decrease of $3,885,000 due to interest rate effects and an increase of $325,000 due to volume and mix changes. Net yield was 4.07% in 2003 and 4.28% in 2002. On a fully tax-equivalent basis, the net yield decreased from 4.58% to 4.32% in 2003.

Provision for Loan Losses

The charge to earnings for the provision for loan losses was $350,000 in 2003 and $630,000 in 2002, a decrease of $280,000 or 44.4%. This reduction reflects the improvement in the Watch List loans and non-performing loans during the year. In 2003, net charge-offs exceeded the provision for loan losses by $483,000, while in 2002 the net charge-offs exceeded the provision by $172,000. The low ratios of net charge-offs to average loans outstanding and non-performing loans to the loan loss allowance testify to the importance of credit quality to Omega's profitability. Net charge-offs in 2003 and 2002 were .11% and .10%, respectively, of average loans outstanding. Non-performing loans as a ratio to the allowance for loan losses were 32.3% at year-end 2003 and 33.9% at the end of 2002. The allowance for loan losses as a ratio to net loans was 1.34% and 1.42% at December 31, 2003 and 2002, respectively.

Non-Interest Income

Service-based fee income (fees on deposits, loans, trust services, investment and insurance products and other services) grew to $13,991,000 during 2003 for a 7.4% or $965,000 increase when compared to $13,026,000 for 2002. New products should be well received and further increase fee income in future years.

Bank-owned life insurance (BOLI) continues to generate non-interest income each year as the cash surrender value increases. BOLI earnings were $1,395,000 in 2003, as compared to $1,523,000 in 2002.

As a percentage of average assets, non-interest income (excluding securities gains and other gains from the sale of assets) was 1.34% for 2003, as compared to 1.26% in 2002.

In 2003, net gains from investment securities increased by $715,000, or 173.5% to $1,127,000. Gains or losses can be realized in a given year based upon unique circumstances. For example, in 2003 management made a decision to sell a block of mortgage loans in order to reduce interest rate risk within the balance sheet. Book value of the loans on the dates of the sale in June of 2003 was $10,148,000, producing a gain of $268,000. Small sales of other assets during 2003 brought the total gain on the sale of loans and other assets to $292,000. In 2002, gains on the sale of loans and other assets were only $73,000.

In total, net gains realized on the sale of investment securities, loans and other assets were $1,419,000 in 2003 versus $485,000 in 2002, resulting in an increase in non-interest income of $934,000, or 193.0%. These net gains represented .13% of average assets in 2003, as compared to .05% in 2002.

Non-Interest Expense

Total non-interest expenses were $37,521,000 for 2003 as compared to $36,212,000 for 2002, representing an increase of $1,309,000, or 3.6%.

Salaries and employee benefits increased by 1.7%, or $338,000 in 2003 as compared to 2002. Omega was able to reduce the number of average full time equivalent employees during the year by 0.6%. Omega employed one employee for every $2,314,000 in average assets in 2003, versus $2,311,000 of average assets in 2002.

Occupancy and equipment increased by $285,000, or 5.9%, driven primarily by depreciation for technology improvements, as well as increased costs for utilities, real estate taxes, building maintenance and equipment depreciation. All other non-interest expenses of $12,281,000 increased in total by $686,000, or 5.9% in 2003 as compared to 2002. The increase was related to accelerated amortization of $802,000 recorded on investments in limited partnership low-income housing projects, due to declines in estimated residual values. The remainder of the increase in other non-interest expense reflected costs associated with supporting new revenue-generating services. Excluding the accelerated amortization, other non-interest expense decreased by $116,000, or 1.0%.

As a percentage of average assets, non-interest expense was 3.28% for 2003 as compared to 3.15% in 2002.

Income Taxes

Income tax expense for 2003 amounted to $4,826,000 compared to $5,650,000 in 2002. The effective tax rate was 21.9% in 2003 versus 23.7% in 2002. The improvement in 2003 was primarily due to the tax benefit received by the Corporation pursuant to IRS Code Section 404(k) as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001. This allows Omega to deduct cash dividends paid on employer stock held by the Employee Stock Ownership Plan (ESOP). Additionally, in 2003, an adjustment to tax expense was recorded to reverse a deferred tax liability no longer necessary.

Omega's level of average tax-exempt investments and average tax-exempt loans increased in 2003 by 0.8% or $1,101,000, decreasing the federal tax rate by 7.2%, as compared to 2002, when the tax rate was decreased by 7.4% as a result of tax-exempt assets. Average tax-exempt investments and loans as a percentage of average assets were 12.4%, 12.3% and 11.5% in 2003, 2002 and 2001, respectively. Tax-exempt income as a percentage of income before tax was 22.6%, 24.4% and 24.7% in 2003, 2002 and 2001, respectively. See Note 15 of Notes to Consolidated Financial Statements for further information on income taxes.

Net Income

For comparative purposes, the following table sets forth earnings (in thousands of dollars) and certain earnings ratios for the past three years.

	2003	2002	2001
Net income	$17,185	$18,179	$17,655
Return on average assets	1.50%	1.58%	1.56%
Return on average equity	10.32%	11.32%	11.50%

REPORT ON MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Omega Financial Corporation's (Omega) management is responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of Omega's internal control over financial reporting as of December 31, 2004, in relation to criteria for effective internal control over financial reporting as described in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment did not include internal control over financial reporting related to Sun Bancorp, Inc., which Omega acquired on October 1, 2004. Total assets and net assets from the former Sun Bancorp, Inc. approximated $959,000,000 and $146,000,000, respectively, at December 31, 2004. Additionally, net interest income and net income of the acquired operations of Sun Bancorp, Inc. were approximately $5,527,000 and $2,475,000, respectively, from October 1, 2004 through December 31, 2004. Based on this assessment, management concluded that, as of December 31, 2004, its system of internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements included in this annual report and has issued an audit report on management's assessment of Omega's internal control over financial reporting.



David B. Lee
Chairman and Chief Executive Officer



Daniel L. Warfel
Executive Vice President and Chief Financial Officer

State College, PA
March 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
of Omega Financial Corporation

We have audited management's assessment, included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting that Omega Financial Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Omega Financial Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Omega Financial Corporation maintained effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Omega Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Omega Financial Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of Omega Financial Corporation and our report dated March 15, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Pittsburgh, Pennsylvania
March 15, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

The Shareholders and Board of Directors
Omega Financial Corporation

We have audited the accompanying consolidated balance sheets of Omega Financial Corporation (Omega) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Omega's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omega Financial Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Omega Financial Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2005, expressed an unqualified opinion thereon.

Ernst & Young LLP

Pittsburgh, Pennsylvania
March 15, 2005

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2004	December 31, 2003
ASSETS		
Cash and due from banks	**$ 47,877**	$ 32,420
Interest bearing deposits with other banks	**31,122**	10,682
Federal funds sold	**36,350**	17,850
Investment securities available for sale	**327,979**	240,539
Investment in unconsolidated subsidiary	**1,625**	—
Loans available for sale	**22,515**	—
Total portfolio loans	**1,305,735**	788,144
Less: Allowance for loan losses	**(15,644)**	(10,569)
Net portfolio loans	**1,290,091**	777,575
Premises and equipment, net	**35,509**	14,348
Other real estate owned	**3,082**	741
Bank-owned life insurance	**72,845**	37,134
Investment in limited partnerships	**8,605**	—
Core deposit intangibles	**13,927**	50
Other intangibles	**2,799**	—
Goodwill	**156,959**	—
Other assets	**31,286**	8,827
TOTAL ASSETS	**$2,082,571**	$1,140,166
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Non-interest bearing	**$ 228,408**	$ 155,702
Interest bearing	**1,273,674**	751,878
Total deposits	**1,502,082**	907,580
Short-term borrowings	**90,259**	33,263
ESOP debt	**2,192**	2,521
Junior subordinated debentures	**57,190**	—
Long-term debt	**99,579**	21,600
Other interest bearing liabilities	**854**	813
Other liabilities	**14,676**	6,950
TOTAL LIABILITIES	**1,766,832**	972,727
Shareholders' Equity		
Preferred stock, par value $5.00 per share: Authorized—5,000,000 shares, none issued		
Common stock, par value $5.00 per share: Authorized—25,000,000 shares; Issued— 12,593,524 shares at December 31, 2004; 10,048,368 shares at December 31, 2003 Outstanding— 12,593,524 shares at December 31, 2004; 8,458,823 shares at December 31, 2003	**62,968**	50,242
Capital surplus	**98,370**	15,711
Retained earnings	**152,249**	146,430
Accumulated other comprehensive income	**3,526**	5,209
Unearned compensation related to ESOP debt	**(1,374)**	(1,624)
Cost of common stock in treasury: 1,589,545 shares at December 31, 2003	**—**	(48,529)
TOTAL SHAREHOLDERS' EQUITY	**315,739**	167,439
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$2,082,571**	$1,140,166

The accompanying notes are an integral part of these statements.

Omega Financial Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share data)

	Years Ended December 31,		
	2004	2003	2002
INTEREST INCOME:			
Interest and fees on loans	**$53,396**	$47,710	$52,895
Interest and dividends on investment securities:			
Taxable interest income	**5,403**	5,195	7,131
Tax-exempt interest income	**2,385**	3,115	3,867
Dividend income	**630**	455	685
Other interest income	**557**	308	382
TOTAL INTEREST INCOME	**62,371**	56,783	64,960
INTEREST EXPENSE:			
Interest on deposits	**12,964**	12,339	17,777
Interest on short-term borrowings	**1,302**	329	754
Interest on long-term debt and other interest bearing liabilities	**2,400**	1,038	792
TOTAL INTEREST EXPENSE	**16,666**	13,706	19,323
NET INTEREST INCOME	**45,705**	43,077	45,637
Provision for loan losses	**(300)**	350	630
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**46,005**	42,727	45,007
NON-INTEREST INCOME:			
Trust fees	**4,027**	3,623	3,585
Service fees on deposit accounts	**7,076**	5,754	5,099
Service fees on loans	**1,547**	1,351	1,227
Earnings on bank-owned life insurance	**1,581**	1,395	1,523
Net gains on investment securities available for sale	**963**	1,127	412
Gain on the early extinguishment of debt	**570**	—	—
(Loss) gain on sale of loans and other assets	**(102)**	292	73
Other	**4,744**	3,263	3,115
TOTAL NON-INTEREST INCOME	**20,406**	16,805	15,034
NON-INTEREST EXPENSE:			
Salaries and employee benefits	**22,888**	20,091	19,753
Net occupancy expense	**2,790**	2,372	2,287
Equipment expense	**3,246**	2,777	2,577
Data processing service	**1,839**	1,673	1,740
Pennsylvania shares tax	**1,705**	1,539	1,499
Amortization of intangible assets	**402**	10	10
Other	**11,198**	9,059	8,346
TOTAL NON-INTEREST EXPENSE	**44,068**	37,521	36,212
INCOME BEFORE INCOME TAXES	**22,343**	22,011	23,829
Income tax expense	**5,322**	4,826	5,650
NET INCOME	**$17,021**	$17,185	$18,179
EARNINGS PER SHARE			
Basic	**$ 1.79**	$ 2.07	$ 2.17
Diluted	**1.78**	2.01	2.10
Weighted average shares and equivalents:			
Basic	**9,484**	8,169	8,189
Diluted	**9,570**	8,524	8,621

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share data)

	Years Ended December 31, 2002, 2003 and 2004							
	Preferred Stock	Unearned Compen- sation	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Com- prehensive Income	Cost of Common Stock In Treasury	Total
Balance at December 31, 2001	$ 5,000	$(2,125)	$47,238	$ 7,856	$129,774	$ 4,943	$(36,436)	$156,250
Comprehensive income:								
Net income					18,179			
Change in unrealized securities gains, net						2,300		
Total comprehensive income								20,479
Common dividends declared—$1.13 per share					(9,227)			(9,227)
Cash dividends, preferred—$1.80 per share					(396)			(396)
Amortization of unearned compensation		250						250
Tax benefit from employee stock options					432			432
Tax benefit from preferred stock dividends paid to ESOP					59			59
Purchase of treasury stock—281,685 shares							(9,207)	(9,207)
Exercised employee stock options—159,453 shares			797	2,673				3,470
Balance at December 31, 2002	5,000	(1,875)	48,035	10,529	138,821	7,243	(45,643)	162,110
Conversion of preferred to common stock	(5,000)		1,731	3,269				—
Comprehensive income:								
Net income					17,185			
Change in unrealized securities gains, net						(2,034)		
Total comprehensive income								15,151
Common dividends declared—$1.17 per share					(9,582)			(9,582)
Cash dividends, preferred—$1.35 per share					(297)			(297)
Amortization of unearned compensation		251						251
Tax benefit from employee stock options					251			251
Tax benefit from preferred stock dividends paid to ESOP					52			52
Purchase of treasury stock—82,247 shares							(2,886)	(2,886)
Exercised employee stock options—95,137 shares			476	1,913				2,389
Balance at December 31, 2003	—	(1,624)	50,242	15,711	146,430	5,209	(48,529)	167,439
Comprehensive income:								
Net income					17,021			
Change in unrealized securities gains, net						(1,683)		
Total comprehensive income								15,338
Common dividends declared—$1.20 per share					(11,388)			(11,388)
Amortization of unearned compensation		250						250
Tax benefit from employee stock options					139			139
Tax benefit from dividends paid to ESOP on unallocated common stock					47			47
Issuance of 2,457,571 shares for acquisition of Sun Bancorp, Inc.			12,288	78,817			51,017	142,122
Value of options assumed in Sun Acquisition				1,853				1,853
Purchase of treasury stock—73,212 shares							(2,488)	(2,488)
Exercised employee stock options—87,585 shares			438	1,989				2,427
Balance at December 31, 2004	**$ —**	**$(1,374)**	**$62,968**	**$98,370**	**$ 152,249**	**$ 3,526**	**$ —**	**$ 315,739**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	**$ 17,021**	$ 17,185	$ 18,179
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**4,463**	4,891	3,523
Provision for loan losses	**(300)**	350	630
Gain on sale of investment securities	**(963)**	(1,127)	(412)
Gain on early extinguishment of debt	**(570)**	—	—
Non-monetary gift	**43**	48	—
Gain on sale of fixed assets and other assets	**120**	(18)	(11)
Gain on sale of loans	**(18)**	(274)	(62)
Provision for deferred income tax	**2,315**	(397)	(88)
Increase in cash surrender value of bank owned life insurance	**(1,582)**	(1,395)	(1,523)
(Increase) decrease in interest receivable and other assets	**(217)**	146	1,165
Increase (decrease) in interest payable	**2,050**	(192)	(547)
Increase (decrease) in taxes payable	**1,250**	(513)	979
Amortization of deferred net loan (fees) costs	**(380)**	(682)	(311)
Deferral of net loan fees	**652**	665	538
Decrease in accounts payable and accrued expenses	**(6,429)**	(1,610)	(257)
Total adjustments	**434**	(108)	3,624
Net cash provided by operating activities	**17,455**	17,077	21,803
Cash flows from investing activities:			
Investment securities available for sale:			
Proceeds from sales	**129,742**	3,404	3,323
Proceeds from maturities	**105,326**	104,106	96,378
Cash used for purchases	**(112,733)**	(100,432)	(82,072)
Investment in unconsolidated subsidiary	**(1,114)**	—	—
Net cash paid for acquisition of Sun Bancorp, Inc.	**(23,244)**	—	—
Net change in interest bearing deposits with other banks	**(18,118)**	(1,925)	23,055
Decrease (Increase) in loans and leases	**51,982**	(21,790)	(25,571)
Gross proceeds from sale of loans and leases	**67,700**	12,923	5,139
Investment in limited partnerships	**(205)**	—	—
Capital expenditures	**(3,213)**	(1,907)	(1,271)
Sale of fixed assets and other property owned	**8,945**	42	341
Net change in federal funds sold	**(18,500)**	16,050	(19,450)
Purchase of bank-owned life insurance	**—**	(4,000)	—
Net cash provided by (used in) investing activities	**186,568**	6,471	(128)

The accompanying notes are an integral part of these statements.

(continued on next page)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,		
	2004	2003	2002
Cash flows from financing activities:			
Net change in deposits	**(41,943)**	(11,675)	(12,412)
Increase (decrease) in short-term borrowings, net	**14,452**	(13,189)	3,880
Issuance of junior subordinated debt	**37,114**	—	—
Issuance of long-term debt	**17,000**	11,500	54
Principal payment on long-term debt	**(198,728)**	(1,137)	(1,051)
Net change in other interest bearing liabilities	**41**	51	59
Payment of fee to terminate swap arrangement	**(5,053)**	—	—
Dividends paid	**(11,388)**	(12,230)	(9,491)
Issuance of common stock	**2,427**	2,389	3,470
Acquisition of treasury stock	**(2,488)**	(2,886)	(9,207)
Net cash used in financing activities	**(188,566)**	(27,177)	(24,698)
Net increase (decrease) in cash and cash equivalents	**$ 15,457**	$ (3,629)	$ (3,023)
Cash and cash equivalents at beginning of period	**$ 32,420**	$ 36,049	$ 39,072
Cash and cash equivalents at end of period	**47,877**	32,420	36,049
Net increase (decrease) in cash and cash equivalents	**$ 15,457**	$ (3,629)	$ (3,023)
Interest paid	**$ 16,505**	$ 13,898	$ 19,918
Income taxes paid	**3,662**	5,735	4,790
Supplemental schedule of noncash investing and financing activities:			
Business acquisition:			
Fair value of tangible assets acquired (noncash)	**960,381**	—	—
Goodwill and identifiable intangible assets acquired	**174,036**	—	—
Liabilities assumed	**(967,198)**	—	—
Stock options	**(1,853)**	—	—
Common stock issued	**(142,122)**	—	—
Other noncash activity:			
Transfers of loans to other real estate owned	**411**	885	130
Transfers of bank property to other real estate owned	**2,277**	—	—

NATURE OF OPERATIONS

Omega Financial Corporation is a financial holding company operating primarily in central and northeastern Pennsylvania, for the purpose of delivering financial services within its local market. Consisting of banking and non-bank subsidiaries, Omega Financial Corporation provides retail and commercial banking and other financial services through 68 offices in Bedford, Blair, Centre, Clinton, Cumberland, Dauphin, Huntingdon, Juniata, Luzerne, Lycoming, Mifflin, Northumberland, Snyder, and Union counties. Each of Omega's entities are part of the same reporting segment, whose operating results are regularly reviewed and managed by a centralized executive management group. The bank provides a full range of banking services including on-line banking, an automatic teller machine network, checking accounts, NOW accounts, savings accounts, money market accounts, investment certificates, fixed rate certificates of deposit, club accounts, secured and unsecured commercial and consumer loans, construction and mortgage loans, safe deposit facilities, credit loans with overdraft checking protection and student loans. The bank subsidiary also provides a variety of trust services and lease servicing. Omega has contracted with a broker-dealer to allow the offering of annuities, mutual funds, stock and bond brokerage services, long-term care insurance and sophisticated life products to its local market. Additionally, a full service insurance agency has been added to the financial group owned by Omega. Most of Omega Financial Corporation's commercial customers are small and mid-sized businesses in central and northeastern Pennsylvania.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of Omega Financial Corporation and its wholly owned subsidiaries conform to accounting principles generally accepted in the United States and to general financial services industry practices. A summary of the more significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

Accounting Research Bulletin 51 (ARB 51), "Consolidated Financial Statements," requires a company's consolidated financial statements include subsidiaries in which the company has a controlling financial interest. This requirement usually has been applied to subsidiaries in which a company has a majority voting interest.

Investments in companies in which the Corporation controls operating and financing decisions (principally defined as owning a voting or economic interest greater than 50%) are consolidated. Investments in companies in which the Corporation has significant influence over operating and financing decisions (principally defined as owning a voting or economic interest of 20% to 50%) and limited partnership investments are generally accounted for by the equity method of accounting. Entities whose equity holders do not have voting rights or whose equity is insufficient to support its activities are consolidated if the Corporation is deemed to absorb a majority of the risk of loss or returns.

The voting interest approach defined in ARB 51 is not applicable in identifying controlling financial interests in entities that are not controllable through voting interests or in which the equity investors do not bear the residual economic risks. In such instances, Financial Accounting Standards Board Interpretation 46 (FIN 46), "Consolidation of Variable Interest Entities (VIE)," provides guidance on when a company should include in its financial statements the assets, liabilities and activities of another entity. In general, a VIE is a corporation, partnership trust, or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitles it to receive a majority of the entity's residual returns or both. A company that consolidated a VIE is called the primary beneficiary of that entity. Omega is not deemed to be the primary beneficiary of any VIEs as of December 31, 2004 or December 31, 2003.

The consolidated financial statements include the accounts of Omega Financial Corporation and its wholly owned subsidiaries (hereafter collectively referred to as "Omega" or the "Corporation"): Omega Bank, N.A. ("Omega Bank"), Central Pennsylvania Investment Co., Central Pennsylvania Life Insurance Co., Central Pennsylvania Leasing, Inc., Mid Penn Insurance Associates ("Mid Penn"), Beacon Life Insurance Co. and Central Pennsylvania Real Estate, Inc. Omega Bank's wholly owned subsidiaries include Sentry Trust Company, Bank Capital Services Corporation, SUBI Services, Inc., Sun Investment Services, Inc. and Omega Financial Company LLC. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The accounting and reporting policies of the Corporation conform with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Business Combinations

Business combinations are accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of the acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition. Refer to Note 3 for further discussion.

Cash and Cash Equivalents

Cash equivalents consist of non-interest bearing deposits with other banks.

Investment Securities

Securities classified as available for sale, which include marketable investment securities, are stated at market value, with the unrealized gains and losses, net of tax, reported as a component of comprehensive income, until realized. Investment securities for

which management has the positive intent and ability to hold the security to maturity are classified as held to maturity and are stated at cost, adjusted for amortization of premium and accretion of discount on a level-yield basis. Interest and dividends on investment securities available for sale and held to maturity are recognized as income when earned. Gains or losses on the disposition of securities are based on the net proceeds and the adjusted carrying amount of the securities sold, determined on a specific identification basis. (See Note 5).

Omega's policy requires quarterly reviews of impaired securities. This review includes analyzing the length of time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer and the intent and ability of the Corporation to hold its investment for a period of time sufficient to allow for any anticipated recovery in market value.

Loans

Loans are stated at the principal amounts outstanding, net of unearned income. Interest income on all loans, other than non-accrual loans, is accrued over the term of the loans based on the amount of principal outstanding.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of principal or interest. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Accruals are resumed on loans only when they are brought fully current with respect to interest and principal, and when, in the judgment of management, the loan is estimated to be well secured and fully collectible as to both principal and interest. It is Omega's policy to continue to accrue interest on loans over 90 days past due as long as they are (1) well secured and (2) there is an effective means of collection.

Loans are considered for charge-off when

(1) principal or interest has been in default for 120 days or more and for which no payment has been received during the previous four months,
(2) all collateral securing the loan has been liquidated and a deficiency balance remains,
(3) a bankruptcy notice is received for an unsecured loan, or
(4) the loan is deemed to be uncollectible for any other reason.

Loans charged off are recorded against the allowance for loan losses.

Management routinely evaluates all commercial loan accounts for impairment status. An impaired loan is defined as a commercial loan over $100,000 and classified as doubtful or substandard and in non-accrual status or troubled debt restructure. Impairment is recognized to the extent that the collateral fair value of the impaired loan is less than the loan balance. The difference between collateral fair value and the loan balance is factored into the loan loss reserve specific allocations when determining the adequacy of the allowance for loan losses.

Loans, other than commercial loans, are placed in homogenous groups and historical loss factors are applied to determine the amount of impairment. The homogenous groups are consumer installment loans and residential mortgages.

The Corporation's intent is to hold loans in the portfolio until maturity. At the time the Corporation's intent is no longer to hold loans to maturity based on asset/liability management practices, the Corporation transfers loans from portfolio to held for sale at the lower of cost or market. Any write-down recorded upon transfer is charged against the allowance for loan losses. Any write-downs recorded after the initial transfer are recorded as a charge to Other Non-Interest Expense. Gains or losses recognized upon sale are recorded as Other Non-Interest Income/Expense.

Loan Origination Fees and Costs

Loan origination fees and related direct origination costs for a given loan are offset and the net amount is deferred and amortized over the life of the loan on a level-yield basis as an adjustment to interest income.

Allowance for Loan Losses

For financial reporting purposes, the provision for loan losses charged to current operating income is based on management's estimates, and actual losses may vary from estimates. These estimates are reviewed and adjusted at least quarterly and are reported in earnings in the periods in which they become known. In determining the adequacy of the allowance for loan losses, management makes specific allocations to watch list loans and pools of non-watch list loans for various credit risk factors, including the composition and growth of the loan portfolio, overall portfolio quality, levels of delinquent loans, specific problem loans, prior loan loss experience and current economic conditions that may affect a borrower's ability to pay. The loan loss provision for federal income tax purposes is based on current income tax regulations, which allow for deductions equal to net charge-offs.

Other Real Estate Owned

Assets acquired in settlement of mortgage loan indebtedness are recorded as other real estate owned (OREO) and are included in other assets at the lower of fair value minus estimated costs to sell or the carrying amount of the loan. Costs to maintain the assets and subsequent gains and losses attributable to their disposal are included in other income and other expenses as realized. No depreciation or amortization expense is recognized. OREO also includes bank premises held for sale, which are transferred at the lower of carrying value or estimated fair value less anticipated selling costs. Subsequent changes in value are reported as non-interest income on the income statement. Gains or losses not previously recognized resulting from the sale of OREO are recognized in non-interest expense on the date of sale. At December 31, 2004 and 2003, the carrying value of other real estate owned and held for investment was $3,082,000 and $741,000, respectively.

Investments in Limited Partnerships

Omega is a limited partner in nine partnerships at December 31, 2004 that provide low income elderly housing in Omega's geographic market area. The carrying value of Omega's investments in limited partnerships was $6,282,000 at December 31, 2004 and zero at December 31, 2003. It is Omega's policy to amortize the investment in each partnership over the life of the ten-year tax credits generated by the investment using a method that approximates the effective yield method. Amortization of limited partnership investments totaled $166,000 in 2004, $807,000 in 2003 and $11,000 in 2002.

Omega is also a partner in two partnerships at December 31, 2004 that provide office space in areas designated as empowerment zones by the Commonwealth of Pennsylvania. These partnerships provide Pennsylvania Shares Tax credits to the investor. Carrying value of Omega's investment in these partnerships was $2,323,000 at December 31, 2004 and zero at December 31, 2003. It is Omega's policy to amortize the investment in these types of partnerships to 50% of the initial investment over a ten-year period, based upon the expected residual value of the investment. Amortization of these partnership investments totaled $16,000 in 2004 and none in prior years.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be separately distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. It is Omega's policy that Goodwill be tested at least annually for impairment.

Intangible assets with finite lives include core deposits, customer relationships and trade names. Intangible assets are subject to impairment testing whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Core deposit, customer relationship and certain trade name intangibles are amortized over a period of time that represents their expected life using a method of amortization that reflects the pattern of economic benefit.

Premises and Equipment and Depreciation

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both the straight-line and declining-balance methods, over the estimated useful lives of the assets (See Note 9).

Trust Revenues

Trust revenues are recorded on the accrual basis.

Revenues from the Sales of Investment Products

Revenues from sales of investment products are recorded on the accrual basis. Although customers have the right to cancel and receive a full refund during a time period after the investment is made, reversals of revenue related to these cancellations are recorded in the period when they occur. The amount of revenues related to cancellations is deemed to be immaterial.

Bank-Owned Life Insurance

The cash surrender value of bank-owned life insurance is carried as an asset and changes in cash surrender value are recorded as non-interest income. (See Note 8).

Income Taxes

Omega and its subsidiaries, except for Central Pennsylvania Life Insurance Company and Beacon Life Insurance Company, file a consolidated federal income tax return. The provision for income taxes is based upon the results of operations, adjusted principally for tax-exempt income. Certain items of income or expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit.

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Stock-Based Compensation

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123 to require prominent annual and interim disclosures about the method used to account for stock-based compensation.

Omega accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees," and has adopted the disclosure provisions of FASB No. 148, "Accounting for Stock-Based Compensation." The following pro forma information regarding net income and earnings per share assumes the adoption of Statement No. 123 for stock options granted subsequent to December 31, 1994. The estimated fair value of the options is amortized to expense over the vesting period.

The fair value was estimated at the date of grant using a Black-Scholes option-pricing model utilizing various assumptions as disclosed in Note 19. Compensation expense, net of related tax, amounted to $897,000, $746,000 and $653,000 in 2004, 2003 and 2002, respectively and is included in the pro forma net income reported below (in thousands, except per share data):

	2004	2003	2002
Net income			
As reported	**$17,021**	$17,185	$18,179
Pro forma	**16,124**	16,439	17,526
Basic earnings per share			
As reported	**$ 1.79**	$ 2.07	$ 2.17
Pro forma	**1.70**	1.98	2.09
Diluted earnings per share			
As reported	**$ 1.78**	$ 2.01	$ 2.10
Pro forma	**1.68**	1.92	2.02

The Black-Scholes option-valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Omega's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB revised SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. The provisions of this statement will become effective July 1, 2005 for all equity awards granted after the effective date. SFAS 123R requires an entity to recognize compensation expense based on an estimate of the number of awards expected to vest, exclusive of awards expected to be forfeited. The Corporation will adopt SFAS 123R on July 1, 2005. Management has not yet determined the method of adoption it will use or possible changes in the type of stock-based compensation it will use in the future and thus cannot project the impact on financial condition or the results of operations as a result of adoption. (See Note 19).

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," (FIN 46). The objective of FIN 46 is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the entity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur.

In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications. Application of this guidance was effective for interest in certain VIEs commonly referred to as special-purpose entities as of December 31, 2003. Application for all other types of entities is required for the period ending after March 25, 2004, unless previously applied. Management has evaluated the applicability of the revised FIN 46 to various instruments and interests, including low-income housing partnership interests, to determine whether these entities are VIEs and whether the Corporation is either a primary beneficiary or a significant interest holder in the VIE. Omega Financial invests in low-income housing and historic tax credit projects primarily through its subsidiary, Omega Bank, for the purpose of providing a source of private sector financing for projects to promote economic development, create employment opportunities and contribute to the enhancement of the community. Investments principally consist of real estate projects and venture/working capital. The size of the VIEs in the aggregate was $13,752,000. The Corporation has a carrying value of $8,605,000 of these investments at December 31, 2004. As a limited partner in these projects, Omega is allocated tax credits and deductions associated with the underlying projects. The adoption of FIN 46 as of March 31, 2004, did not result in the consolidation of any of the partnership investments currently held.

In March 2004, the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) released Issue 03-01, "Meaning of Other Than Temporary Impairment," which addressed other-than-temporary impairment for certain debt and equity investments. The recognition and measurement requirements of Issue 03-01, and other disclosure requirements not already implemented, were effective for periods beginning after June 15, 2004. In September 2004, the FASB staff issued FASB Staff Position (FSP) EITF 03-1-1, which delayed the effective date for certain measurements and recognition guidance contained in Issue 03-01. The FSP requires the application of pre-existing other-than-temporary guidance during the period of delay until a final consensus is reached. Management does not anticipate the issuance of the final consensus will have a material impact on financial condition, the results of operations, or liquidity.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, "Accounting for Certain Loans or Debt Securities Acquired In a Transfer." SOP 03-3 requires acquired loans, including debt securities, to be recorded at the amount of the purchaser's initial investment and prohibits carrying over valuation allowances from the seller for those individually-evaluated loans that have evidence of deterioration in credit quality since origination, and it is probable all contractual cash flows on the loan will be unable to be collected. SOP 03-3 also requires the excess of all undiscounted cash flows expected to be collected at acquisition over the purchaser's initial investment to be recognized as interest income on a level-yield basis over the life of the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life, while subsequent decreases are recognized as impairment. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. The guidance is effective for loans acquired in fiscal years beginning after December 15, 2004 and is not expected to have a material impact on financial condition, results of operations, or liquidity.

3. ACQUISITION

On October 1, 2004, Omega completed its acquisition of Sun Bancorp, Inc. ("Sun"), a bank holding company operating 23 retail bank branch offices in the central Pennsylvania area. The acquisition allowed the Corporation to expand its product offerings over a larger geographic area. In the merger, Sun shareholders received either 0.664 shares of Omega common stock for each share of Sun common stock or $23.25 in cash for each share held, depending on shareholder elections and subject to the allocation provisions of the merger agreement. Under the terms of the merger agreement,

20% of the outstanding Sun common stock was exchanged for cash and 80% of the outstanding Sun common stock was exchanged for Omega common stock. In connection with the merger, Omega paid to the former shareholders of Sun, in the aggregate, approximately $35,921,000 in cash and to issue to the former shareholders of Sun, in the aggregate, approximately 4,117,000 shares of Omega's common stock (excluding approximately 258,000 shares of Omega common stock to be issued upon exercise of options that, pursuant to the merger agreement, were substituted for options that were exercisable for shares of Sun's common stock prior to the merger). The total cost of the transaction was $187,729,000. The common shares issued were valued at $34.52 per share, representing an average of closing market prices of Omega common stock for the period commencing two trading days before, and ending two trading days after, April 20, 2004, the date of the merger agreement.

The assets and liabilities of the acquired entity were recorded on the balance sheet at their estimated fair values as of October 1, 2004, and their results of operations have been included in the consolidated statement of income since then.

The following table shows the calculation and preliminary allocation of the purchase price:

Cash	$ 35,921,000
Omega common stock exchanged for Sun common stock	142,122,000
Fair value of outstanding Sun employees' and directors' stock options assumed	1,853,000
Total equity issued to Sun shareholders, employees and directors	143,975,000
Incremental direct costs associated with transaction	7,833,000
Total purchase price	$187,729,000
Net assets acquired:	
Sun stockholders' equity	78,045,000
Elimination of Sun's goodwill and other intangibles	(41,542,000)
Sun's tangible book value	36,503,000
Estimated adjustments to reflect assets acquired and liabilities assumed at fair value:	
Loans and leases	(7,942,000)
Operating leases	(888,000)
Other real estate owned	(272,000)
Identified intangibles	
Core deposit intangible	14,211,000
Other identifiable intangibles	2,866,000
Deferred and current income taxes	19,586,000
Time deposits	(2,625,000)
Long-term debt	(22,346,000)
Subordinated debentures	(3,269,000)
Rate swaps	(5,054,000)
Goodwill	156,959,000
Net assets acquired	$187,729,000

The following table summarizes the estimated fair value (in thousands) of the net assets acquired from Sun:

Assets:	
Cash and due from banks	$ 20,510
Interest-bearing deposits	2,322
Investment securities, available for sale	213,391
Investment in unconsolidated subsidiaries	511
Loans and leases, net of unearned income and allowance for loan losses	654,352
Operating leases	8,730
Premises and equipment	22,769
Goodwill and other intangibles	174,036
Other assets	63,288
Total assets	1,159,909
Liabilities:	
Deposits	636,690
Borrowings	323,170
Other liabilities	12,320
Total liabilities	972,180
Net assets acquired	$ 187,729
Acquisition funded by:	
Common stock issued and stock options assumed	$ 143,975
Cash paid	43,754
	$ 187,729

The estimated fair values of the acquired assets and liabilities, including identifiable intangible assets, are preliminary and subject to refinement. Any subsequent adjustments to the fair values of assets and liabilities acquired, identifiable intangible assets or other purchase accounting adjustments will result in adjustments to goodwill within the first 12 months following the date of acquisition.

The following unaudited pro forma consolidated financial information presents the combined results of operations of Omega and Sun as if the acquisition had occurred as of January 1, 2004 and 2003, respectively.

	For the Years Ended December 31,	
	2004	2003
	(In thousands, except per share data)	
Net interest income	**$69,138**	$73,636
Provision (credit) for loan losses	**2,299**	1,970
Net interest income after provision for loan losses	**66,839**	71,666
Non-interest income	**31,042**	31,035
Non-interest expense	**67,852**	63,236
Income before income taxes	**30,029**	39,465
Income tax expense	**6,341**	9,757
Net income	**$23,688**	$29,708
Net income per common share:		
Basic	**$ 1.89**	$ 2.36
Diluted	**1.88**	2.35
Weighted average shares and equivalents:		
Basic	**12,576**	12,576
Diluted	**12,662**	12,645

The pro forma results include amortization of fair value adjustments on loans, deposits and debt, and amortization of newly created intangibles but exclude post-merger acquisition related charges and the effects of restructuring the balance sheet. The pro forma number of weighted average common shares outstanding includes adjustments for shares issued for the acquisition and the impact of additional dilutive securities does not assume any incremental share repurchases. The pro forma results presented do not reflect all cost savings or revenue enhancements anticipated from the acquisition and are not necessarily indicative of what actually would have occurred if the acquisitions had been completed as of the beginning of each period presented, nor are they necessarily indicative of future results.

4. RESTRICTIONS ON CASH AND DUE FROM BANKS

Omega's banking subsidiary is required to maintain cash reserve balances with the Federal Reserve Bank. The total required reserve balances were $6,801,000 and $10,059,000 as of December 31, 2004 and 2003, respectively.

5. INVESTMENT SECURITIES (in thousands)

Securities classified as Available for Sale	December 31, 2004				
Type and maturity	Amortized Cost	Market Value	Weighted Avg. Yield	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury securities and obligations of other U.S. Government agencies and corporations					
Within one year	$ 7,072	$ 7,056	2.51%	$ 8	$ (24)
After one year but within five years	127,151	125,874	2.81	29	(1,306)
After five years but within ten years	—	—	—	—	—
After ten years	—	—	—	—	—
Obligations of state and political subdivisions					
Within one year	31,449	31,483	2.43	96	(62)
After one year but within five years	43,614	43,824	3.00	516	(306)
After five years but within ten years	200	201	3.37	1	—
After ten years	5,365	5,411	3.84	51	(5)
Corporate and other securities					
Within one year	1,048	1,045	3.81	—	(3)
After one year but within five years	2,100	2,090	3.84	7	(17)
After five years but within ten years	200	200	4.36	—	—
After ten years	687	699	8.63	12	—
Mortgage-backed securities					
Within one year	131	131	4.10	—	—
After one year but within five years	19,591	19,631	4.08	86	(46)
After five years but within ten years	17,905	18,051	3.80	162	(16)
After ten years	49,363	49,868	3.96	517	(12)
Common stock	16,679	22,415	N/M	5,736	—
Total	$322,555	$327,979	3.16%	$7,221	$(1,797)

Securities classified as Available for Sale Type and maturity	December 31, 2003 Amortized Cost	Market Value	Weighted Avg. Yield	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury securities and obligations of other U.S. Government agencies and corporations					
Within one year	$ 68,450	$ 69,230	4.10%	$ 780	$ —
After one year but within five years	49,478	49,100	2.65	205	(583)
After five years but within ten years	—	—	—	—	—
After ten years	—	—	—	—	—
Obligations of state and political subdivisions					
Within one year	31,789	32,062	2.94	274	(1)
After one year but within five years	67,213	68,766	2.76	1,691	(138)
After five years but within ten years	—	—	—	—	—
After ten years	—	—	—	—	—
Corporate and other securities					
Within one year	541	549	3.24	9	(1)
After one year but within five years	2,360	2,362	3.17	14	(12)
After five years but within ten years	—	—	—	—	—
After ten years	—	—	—	—	—
Mortgage-backed securities					
Within one year	—	—	—	—	—
After one year but within five years	713	732	4.80	19	—
After five years but within ten years	—	—	—	—	—
After ten years	585	600	4.57	15	—
Common stock	11,397	17,138	N/M	5,741	—
Total	$232,526	$240,539	3.19%	$8,748	$(735)

Securities classified as Available for Sale Type and maturity	December 31, 2002 Amortized Cost	Market Value	Weighted Avg. Yield	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury securities and obligations of other U.S. Government agencies and corporations					
Within one year	$ 60,847	$ 61,749	3.84%	$ 902	$ —
After one year but within five years	71,123	73,629	4.11	2,506	—
After five years but within ten years	—	—	—	—	—
After ten years	—	—	—	—	—
Obligations of state and political subdivisions					
Within one year	31,094	31,577	4.13	483	—
After one year but within five years	54,964	57,599	3.93	2,635	—
After five years but within ten years	—	—		—	—
After ten years	—	—	—	—	—
Corporate and other securities					
Within one year	4,500	4,532	6.03	32	—
After one year but within five years	2,723	2,775	4.74	52	—
After five years but within ten years	10	10	4.99	—	—
After ten years	—	—	—	—	—
Mortgage-backed securities					
Within one year	993	1,009	6.84	16	—
After one year but within five years	2,021	2,101	5.02	80	—
After five years but within ten years	—	—	—	—	—
After ten years	1,116	1,136	6.74	24	(4)
Common stock	10,980	15,391	N/M	4,453	(42)
Total	$240,371	$251,508	4.08%	$11,183	$(46)

N/M = Not meaningful

Income on certain obligations of state and political subdivisions is exempt from federal income tax. Total investment portfolio yields computed on a tax equivalent basis (using a 35% tax rate) were 3.52%, 3.79% and 4.79% as of December 31, 2004, 2003 and 2002, respectively. Total weighted average yield does not include the common stock holdings.

Certain obligations of the U.S. Government and state and political subdivisions are pledged to secure public monies as required by law and for other purposes. The carrying value of the pledged assets amounted to $229,305,000, $102,458,000 and $122,830,000 at December 31, 2004, 2003 and 2002, respectively.

In addition to cash received from the scheduled maturities of securities, some investment securities are sold at current market values during the course of normal operations. Following is a summary of proceeds received from all investment securities transactions, and the resulting realized gains and losses (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Gross proceeds from securities transactions	**$234,152**	$107,510	$99,701
Securities available for sale:			
Realized gains	**963**	1,127	412
Realized losses	—	—	—

In accordance with the disclosure requirements of EITF 03-01, the following table shows gross unrealized losses and fair value, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 (in thousands):

	Less Than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of other U.S. Government agencies and corporations	$105,896	$ 826	$16,165	$504
Obligations of state and political subdivisions	40,680	343	1,334	30
Corporate and other securities	1,507	9	490	10
Mortgage-backed securities	$ 14,918	$ 74	—	—
Debt securities	163,001	1,252	17,989	544
Common stock	—	—	—	—
Total temporarily impaired securities	$163,001	$1,252	$17,989	$544

The unrealized losses noted above are considered to be temporary impairments, as all of the investments are debt securities whose decline in value is due only to interest rate fluctuations. As a result, the payment of contractual cash flows, including principal repayment, is not at risk. Management has the intent and ability to hold these investments until market recovery or maturity. Investments with unrealized losses for less than 12 months, includes 61 investments in U.S. Government agency debt securities, 88 investments in obligations of state and municipal subdivisions, 10 investments in corporate securities and 12 investments in mortgage-backed securities. These securities have maturity or pre-refund dates ranging from February 2005 to June 2019. The unrealized loss position for each security ranges from .004% to 6.166% of the securities amortized cost as of December 31, 2004. Investments with unrealized losses for 12 months or longer includes 9 investments in U.S. Government agency debt securities, three investments in obligations of state and municipal subdivisions, and four investments in corporate securities. These securities have maturity or pre-refund dates ranging from January 2005 to October 2008. The unrealized loss position for each security ranges from 1.50% to 3.74% of the securities amortized cost as of December 31, 2004.

6. PORTFOLIO LOANS AND LOANS AVAILABLE FOR SALE

Loans outstanding (including loans available for sale) at the end of each year consisted of the following (in thousands):

	December 31,				
	2004	2003	2002	2001	2000
Commercial, financial and agricultural	**$ 271,650**	$111,471	$116,833	$123,938	$118,686
Real estate—commercial	**501,394**	338,703	293,010	262,613	229,294
Real estate—construction	**25,301**	17,598	36,690	20,736	18,305
Real estate—mortgage	**277,208**	197,656	195,180	194,422	206,864
Home equity	**133,077**	90,612	92,500	92,271	98,725
Personal	**107,859**	32,059	45,445	65,871	78,797
Lease financing	**13,387**	46	172	544	1,437
Unearned Interest	**(1,626)**	(1)	(11)	(41)	(123)
Total	**$1,328,250**	$788,144	$779,819	$760,354	$751,985
Non-accrual loans	**$ 5,220**	$ 2,588	$ 3,125	$ 2,327	$ 1,503

Interest income not recorded on non-accrual loans in 2004, 2003 and 2002 was $256,000, $225,000 and $262,000, respectively. Gross interest income that would have been recorded on non-accrual loans had these loans been in a performing status was $498,000 in 2004, of which $242,000 was included in interest income for the year ended December 31, 2004.

The aggregate amount of demand deposits that have been reclassified as loan balances at December 31, 2004 and 2003 are $782,000 and $315,000, respectively.

Pledged Loans

As of December 31, 2004 there were no borrowings outstanding at the Federal Reserve. However, 1-4 family mortgage loans are pledged as collateral for any Federal Reserve Discount Window borrowings. The balance of the loans pledged for this purpose at December 31, 2004 was $8,499,000, with a collateral value of $7,649,000.

Omega must maintain sufficient Qualifying Collateral with the Federal Home Loan Bank (FHLB), in order to secure all loan and credit products. Therefore, a Master Collateral Agreement has been entered into which pledges all mortgage related assets as collateral for future borrowings. Mortgage related assets could include loans or investments. As of December 31, 2004, the amount of loans included in Qualifying Collateral was $351,359,000, for a collateral value of $295,619,000.

7. ALLOWANCE FOR LOAN LOSSES

To provide for the risk of loss inherent in the process of extending credit, Omega maintains an allowance for loan losses and for lending-related commitments. In the fourth quarter of 2004, the allowance for losses on lending-related commitments was reclassified from the allowance for loan losses to other liabilities.

A summary of the transactions in the allowance for loan losses for the last five years (in thousands) is shown below. The activity for 2004 reflects the allowance recorded by Sun and transferred to Omega for loans acquired in the acquisition. Subsequent to the acquisition, Omega sold $67,028,000 of lease financing loans acquired from Sun and reclassified a portfolio of mobile home loans also acquired from Sun totaling $22,515,000 to loans held for sale, and reflected a charge-off against the allowance for loan losses of $1,475,000, which is included in personal and lease financing loans below. In addition, during the fourth quarter Omega took a charge-off of $1,006,000 (accounting for $681,000 of the commercial real estate charge-off and $325,000 of commercial business charge-off) for a commercial loan which was subject to a bankruptcy liquidation:

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Balance of allowance—beginning of period	**$10,569**	$11,052	$11,224	$11,622	$11,865
Loans charged off:					
Commercial, financial and agricultural	**672**	134	25	188	329
Real estate—commercial	**698**	176	219	403	114
Real estate—mortgage	**907**	126	88	40	—
Personal and lease financing loans	**1,445**	561	602	595	398
Total charge-offs	**3,722**	997	934	1,226	841
Recoveries of loans previously charged off:					
Commercial, financial and agricultural	**8**	11	57	28	45
Real estate—commercial	**17**	3	7	236	6
Real estate—mortgage	**6**	60	2	3	—
Personal and lease financing loans	**152**	90	66	61	119
Total recoveries	**183**	164	132	328	170
Net charge-offs	**3,539**	833	802	898	671
Provision (credit) for loan losses	**(300)**	350	630	500	428
Allowance acquired through bank purchase	**9,505**	—	—	—	—
Reclassification of Off Balance Sheet Liability	**(591)**	—	—	—	—
Balance of allowance—end of period	**$15,644**	$10,569	$11,052	$11,224	$11,622
Ratio of net charge-offs during period to average loans outstanding	**0.38%**	0.11%	0.10%	0.12%	0.09%

Omega has certain loans in its portfolio that are considered to be impaired in accordance with SFAS No. 114 as amended by SFAS No. 118. It is the policy of the Corporation to recognize income on impaired loans on a cash basis, only to the extent that it exceeds principal balance recovery. Following is a summary of impaired loan data as of the date of each balance sheet presented.

	December 31,		
	2004	2003	2002
Impaired loans:			
Recorded investment at period end	**$2,475,000**	$ 729,000	
Impaired loan balance for which there is a related allowance	**755,000**	226,000	
Impaired loan balance for which there is no related allowance	**1,720,000**	503,000	
Average recorded investment	**1,597,000**	1,348,000	
Interest income recognized (on a cash basis)	**$ 55,000**	$ 12,000	$4,000

8. BANK-OWNED LIFE INSURANCE

Omega has purchased bank-owned life insurance (BOLI), with a cash surrender value of $72,845,000 and $37,134,000 at December 31, 2004 and 2003, respectively. The cash surrender value on the BOLI increased by $1,581,000, $1,395,000 and $1,523,000 in 2004, 2003 and 2002, respectively, from earnings recorded as non-interest income. The remaining increase of $34,130,000 is attributable to the cash surrender value of bank-owned life insurance of Sun Bancorp, Inc, as of the date of their acquisition by Omega. The policies are owned by Omega in various insurance companies. The credit rate on the policies varies annually based on the insurance company's investment portfolio returns in their general fund and market conditions. The coverage can be moved from any carrier with no penalties or surrender charges.

9. PREMISES AND EQUIPMENT

Premises and equipment consist of the following (in thousands):

	Estimated Useful Life	December 31, 2004	December 31, 2003
Land	—	$ 5,905	$ 2,335
Premises and leasehold improvements	5-40 years	32,810	19,352
Furniture, computer software and equipment	3-20 years	25,513	20,343
Construction in progress	—	1,606	402
		65,834	42,432
Less: Accumulated depreciation		(30,325)	(28,084)
		$ 35,509	$ 14,348

Depreciation expense on premises and equipment charged to operations was $2,667,000 in 2004, $2,278,000 in 2003 and $2,116,000 in 2002.

10. TIME DEPOSITS

Time deposits consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Time deposits $100,000 or greater	$103,472	$ 50,402
Other time deposits	473,430	281,940
	$576,902	$332,342

Aggregate amount of scheduled maturities of time deposits as of December 31, 2004 include the following (in thousands):

Maturing in:	Time Deposits $100,000 or Greater	Time Deposits Other
2005	$ 53,880	$243,353
2006	22,603	102,757
2007	18,620	81,481
2008	4,752	24,447
2009	3,482	19,474
Later	135	1,918
	$103,472	$473,430

11. BORROWINGS

Borrowings consist of the following (in thousands):

	December 31, 2004	December 31, 2003
Short-Term Borrowings:		
Retail repurchase agreements	$63,541	$18,263
Note payable to Federal Home Loan Bank, with fixed rate of 2.08%	10,000	10,000
Note payable to Federal Home Loan Bank, with variable rate payable at LIBOR plus 8 basis points and prime less 271 basis points	—	5,000
Note payable to Federal Home Loan Bank, with variable rate payable at CMT plus 72 basis points	2,000	—
Note payable to another financial institution with a fixed interest rate of 1.90%	4,700	—
Demand note, payable to another financial institution with variable interest rate payable at one month LIBOR plus 175 basis points	10,000	—
Note payable to GMAC, with fixed rate of 0%	18	—
	$90,259	$33,263
Long-Term Debt:		
Notes payable to Federal Home Loan Bank, with fixed rates between 2.65% and 6.80%	$25,373	$21,563
Notes payable to Federal Home Loan Bank, with variable rates between 4.63% and 5.15%[a]	55,153	—
Note payable to another financial institution with variable interest rate at three month LIBOR plus 125 basis points	12,000	—
Notes payable to another financial institution with fixed interest rates of 2.47% and 2.90%	7,053	—
Note payable to GMAC, with fixed rate of 0%	—	37
	$99,579	$21,600
ESOP Debt Guarantee	$ 2,192	$ 2,521

(a) Borrowings are currently at a fixed rate but may be converted, at the FHLB's option, to an adjustable-rate loan. When converted, interest rates would be three-month LIBOR plus between 11 and 14 basis points. In March 2005, Omega extinguished this indebtedness completing its systematic program of reducing the leverage of Sun's balance sheet acquired in the acquisition. The final extinguishment resulted in a $1,043,000 gain.

Omega has repurchase agreements with several of its depositors, under which customers' funds are invested daily into an interest bearing account. These funds are carried by the Corporation as short-term debt. It is Omega's policy to have repurchase agreements collateralized 100% by U.S. Government securities. The interest rate paid on these funds is variable and subject to change monthly.

The fixed rate short-term note payable, as of December 31, 2004, in the amount of $10,000,000 with the Federal Home Loan Bank matured in January of 2005 and was initiated to match fund commercial loans.

Long-term notes payable to the Federal Home Loan Bank have maturities ranging from 2006 through 2013.

Omega's current total borrowing capacity with the Federal Home Loan Bank of Pittsburgh is $169,844,000, with $89,756,000 drawn as of December 31, 2004. The Federal Home Loan Bank is a source of both short-term and long-term funding. The Corporation must maintain sufficient qualifying collateral, as defined, to secure all outstanding advances.

Omega has lines of credit established with various financial institutions for overnight funding needs. These lines provided a total availability of $25,000,000 in 2004 and 2003, with interest payable at the daily federal funds rate. There were no borrowings on December 31, 2004 or December 31, 2003 under these credit facilities.

Omega guarantees debt incurred by the Employee Stock Option Plan (ESOP). This loan carries a fixed rate of 5.90% through its maturity date of July 1, 2010, and is collateralized by a mortgage on the Corporation's administration center. (See Note 22).

12. JUNIOR SUBORDINATED DEBT AND TRUST PREFERRED SECURITIES

On September 20, 2004, Omega formed Omega Financial Capital Trust I (Capital Trust I). Capital Trust I was formed for the purpose of issuing $36,000,000 in trust preferred securities through a pooled trust preferred program. The Trust Preferred Securities were issued and sold in private placement offerings. The proceeds from the sale thereof were invested in Junior Subordinated Deferrable Interest Debentures issued by Omega Financial Corporation. All proceeds from the sale of the Trust Preferred Securities and the common securities issued by Capital Trust I are invested in Junior Subordinated Debentures, which are the sole assets of the Capital Trust I. Capital Trust I pays dividends on the Trust Preferred Securities at the same rate as the distributions paid by Omega on the Junior Subordinated Debentures held by the Capital Trust I. Capital Trust I provides Omega with the option to defer payment of interest on the debentures for an aggregate of 20 consecutive quarterly periods. If this option is used, Omega may not declare or pay dividends on its common stock during any such period. The Trust Preferred Securities are guaranteed by Omega pursuant to a guarantee issued by Omega in favor of the Wilmington Trust as trustee for the trust.

With the Sun acquisition on October 1, 2004, Omega now owns Sun Bancorp Statutory Trust I (Sun Trust I), a trust that was formed by Sun for the purpose of issuing $16,500,000 in trust preferred securities through a similar pooled trust preferred program. These Trust Preferred Securities were originally issued and sold in private placement offerings, with the proceeds from the sale invested in Junior Subordinated Deferrable Interest Debentures originally issued by Sun. All proceeds from the sale of the Trust Preferred Securities and the common securities issued by Sun Trust I are invested in Junior Subordinated Debentures, which are the sole assets of the Trust. Sun Trust I pays dividends on the Trust Preferred Securities at the same rate as the distributions paid by Omega on the Junior Subordinated Debentures held by the Trust. Sun Trust I provides Omega with the option to defer payment of interest on the debentures for an aggregate of up to 10 consecutive semi-annual periods. If this option is used, Omega may not declare or pay dividends on its common stock during any such period. The Trust Preferred Securities are guaranteed by Omega pursuant to a guarantee issued by Omega in favor of the U.S. Bank as trustee for the trust.

Omega accounts for Capital Trust I and Sun Trust I (collectively the "Trusts") under the provisions of FIN 46. The Trusts are special purpose trusts, formed for the issuance of trust preferred securities to outside investors and Omega does not absorb a majority of the expected losses or residual returns of the Trusts. The Trusts are not consolidated and therefore the Trust Preferred Securities are not included in the Corporation's Consolidated Balance Sheet. The Junior Subordinated Debt obligations to the special purpose trusts are presented as a separate category of long-term debt on the Consolidated Balance Sheet. The equity investment in the common stock of the special purpose trusts is recognized as an investment in unconsolidated subsidiaries on the Consolidated Balance Sheet.

The Trust Preferred securities and the Junior Subordinated Debt associated with Capital Trust I carry a fixed interest rate of 5.98% through October 18, 2009 and a variable rate equal to LIBOR plus 2.19% thereafter. The securities are redeemable at par at anytime after October 18, 2009. Proceeds from the issuance of the junior subordinated debt were used to fund the Sun Bancorp acquisition on October 1, 2004.

The Trust Preferred securities and the Junior Subordinated Debt associated with Sun Trust I carry a fixed interest rate of 8.64%. The securities are redeemable at par at anytime after February 22, 2011, and at a declining premium annually of 105.10% to 100%.

The Federal Reserve Board currently allows bank holding companies to include trust preferred securities, up to a certain limit, in Tier 1 Capital. The following table shows Omega's Trust subsidiaries with outstanding Trust Preferred Securities as of December 31, 2004:

	As of December 31, 2004	
	Capital Trust I	**Sun Trust I**
	(In thousands)	
Trust preferred securities	**$36,000**	**$16,500**
Common securities	**1,114**	**511**
Junior subordinated debt	**37,114**	**20,076**
Stated maturity date	**10/18/2034**	**02/22/2031 Annually beginning 2/22/2011**
Optional redemption date	**10/18/2009**	**At various redemption prices**
Rate	**5.98% until October 2009, then variable at LIBOR plus 219 basis points**	**8.64%**

13. OPERATING LEASE OBLIGATIONS

The Corporation has entered into a number of leasing arrangements that are classified as operating leases. The operating leases are for several branch locations, automatic teller machines (ATM) and computer equipment. The majority of the branch location and ATM leases are renewable at the Corporation's option. In addition, future rental payments on many of the branch and ATM leases are subject to change in relation to fluctuations in the Consumer Price Index. Future minimum lease commitments are based on current rental payments.

The following is a summary of future minimum rental payments for the next five years required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2004 (in thousands):

Years Ending December 31,	
2005	$ 527
2006	413
2007	338
2008	217
2009	188
Later years	671
Total minimum payments required	$2,354

Rental expense charged to operations, net of sublease income, was $277,000, $218,000 and $206,000 in 2004, 2003 and 2002, respectively, which includes short-term cancellable leases.

14. GOODWILL AND OTHER INTANGIBLE ASSETS

During 2004, Omega acquired goodwill and additional intangible assets through its acquisition of Sun Bancorp, Inc. Omega has finite-lived intangible assets capitalized on its balance sheet pertaining to core deposit, customer relationships and trade names. The weighted average life of the finite-lived intangible assets is eleven years. The estimates included in the valuation of the core deposit intangible are generally consistent with the runoff experienced to date on the acquired deposits.

Goodwill acquired on October 1, 2004 and carried on the balance sheet was $156,959,000. Impairment testing will take place at least annually, beginning in 2005.

A summary of intangible assets at December 31 follows (in thousands):

	2004	2003
Core deposit intangible:		
Gross carrying amount	**$14,368**	$157
Less: Accumulated amortization	**441**	107
Net carrying amount	**13,927**	50
Customer relationship intangibles:		
Gross carrying amount	**2,700**	—
Less: Accumulated amortization	**61**	—
Net carrying amount	**2,639**	—
Trade name intangible with finite life:		
Gross carrying amount	**36**	—
Less: Accumulated amortization	**6**	—
Net carrying amount	**30**	—
Total finite-lived intangibles:		
Gross carrying amount	**17,104**	157
Less: Accumulated amortization	**508**	107
Net carrying amount	**$16,596**	$ 50
Trade name intangible with infinite life:		
Gross carrying amount	**$ 130**	—

Amortization expense for core deposits and other intangibles recognized in non-interest expense included $402,000, $10,000 and $10,000 for years ended December 31, 2004, 2003 and 2002, respectively. Intangible amortization expense projected for the succeeding five years beginning in 2005 is estimated to be $1,600,000 per year.

15. INCOME TAXES

The components of income tax expense for the three years ended December 31, 2004 were (in thousands):

	2004	2003	2002
Current tax expense	**$3,007**	$5,308	$5,767
Deferred tax expense	**2,315**	(482)	(117)
Total tax expense	**$5,322**	$4,826	$5,650

Income tax expense related to realized securities gains was $337,000 in 2004, $394,000 in 2003 and $144,000 in 2002.

The reasons for the differences between the income tax expense and the amount computed by applying the statutory federal income tax rate to pre-tax earnings are as follows:

	Years Ended December 31,		
	2004	2003	2002
Federal tax at statutory rate	**35.0%**	35.0%	35.0%
Tax exempt income	**(5.6)**	(7.4)	(7.5)
Bank-owned life insurance earnings	**(2.5)**	(2.2)	(2.2)
ESOP stock dividends	**(1.4)**	(1.3)	(0.3)
Low income housing credits	**(1.0)**	(0.3)	(0.4)
Other, net	**(1.1)**	(1.9)	(0.9)
Effective rate	**23.4%**	21.9%	23.7%

Deductible temporary differences and taxable temporary differences gave rise to a net deferred tax asset for Omega as of December 31, 2004 and 2003. The components giving rise to the net deferred tax asset are detailed below (in thousands):

	December 31,	
	2004	2003
Deferred Tax Assets		
Loan loss reserve	**$ 5,682**	$ 3,699
Deferred compensation	**1,682**	1,356
Employee benefits	**286**	314
Intangible amortization	**2,481**	—
Low income housing investments	**409**	—
Net operating loss carryforward	**4,862**	—
Tax credit carryforwards	**2,971**	—
Other	**608**	85
Total deferred tax assets	**18,981**	5,454
Deferred Tax Liabilities		
Depreciation	**(1,160)**	(252)
Unrealized net gains on securities	**(1,899)**	(3,005)
Purchase accounting adjustments	**(2,907)**	—
Leases (net)	**(1,877)**	(21)
Low income housing investments	**—**	(178)
Other	**(360)**	(116)
Total deferred tax liabilities	**(8,203)**	(3,572)
Net deferred tax asset included in other assets	**$10,778**	$ 1,882

Omega has concluded that the deferred tax assets are realizable (on a more likely than not basis) through the combination of future reversals of existing taxable temporary differences, carryback availability, certain tax planning strategies and expected future taxable income.

16. SHAREHOLDERS' EQUITY

The corporation is authorized to issue 5,000,000 shares of preferred stock with a par value of $5.00 per share. The Board has the ability to fix the voting, dividend, redemption and other rights of the preferred stock, which can be issued in one or more series.

In 1990, there were 219,781 shares of Class A cumulative convertible preferred stock issued to Omega's Employee Stock Ownership Plan (ESOP) for a total of $5,000,000. The preferred stock was convertible into Omega's common stock at the rate of 1.575 common shares for one preferred share in certain events. The preferred stock was restricted to the ESOP and could be redeemed by the Corporation at any time. Dividends on the preferred stock were fixed at $1.80 per share per year, and were required to be paid prior to any dividend payments on the common stock. The preferred stock had preference in liquidation over the common stock in the amount of $22.75 per share, plus all dividend arrearages, prior to payments to common shareholders. The holder of the preferred stock was entitled to 1.575 votes for each share held.

In October 2003, the ESOP Trustees elected to convert the preferred stock into 346,155 shares of Omega's common stock. The decision was based on the fact that the common stock dividend on converted shares then exceeded the preferred stock dividend.

In March of 2004, the Board approved a share repurchase program to begin immediately, authorizing management to buy back an additional 10% of its common stock. At that time, there were 8,483,950 common shares outstanding with 848,395 shares eligible to be repurchased. This program was no longer in effect at December 31, 2004. While the program was in effect, 73,212 shares had been repurchased in conjunction with this program.

As a result of the acquisition of Sun Bancorp, Inc. on October 1, 2004, 4,117,116 shares of Omega common stock were issued, of which 1,659,545 were issued from treasury.

17. CALCULATION OF EARNINGS PER SHARE

The following table shows the calculation of earnings per share for the years ended December 31, 2004, 2003 and 2002 (in thousands, except per share data):

	Years Ended December 31,								
	2004			2003			2002		
	Income Numerator	**Shares Denominator**	**Per-Share Amount**	Income Numerator	Shares Denominator	Per-Share Amount	Income Numerator	Shares Denominator	Per-Share Amount
Net income	**$17,021**			$17,185			$18,179		
Less: Preferred stock dividends	—			(297)			(396)		
Basic EPS									
Income available to common shareholders	**17,021**	**9,484**	**$1.79**	16,888	8,169	$2.07	17,783	8,189	$2.17
Effect of Dilutive Securities									
Impact of:									
Assumed conversion of preferred to common stock		—			272			346	
Assumed exercises of outstanding options		**95**			83			86	
Preferred stock dividends available to common shareholders	—			297			396		
Elimination of tax benefit of allocated preferred dividends	—			(65)			(80)		
Additional expense required to fund ESOP debt	—			3			(3)		
Diluted EPS									
Income available to common shareholders plus assumed conversions	**$17,021**	**9,579**	**$1.78**	$17,123	8,524	$2.01	$18,096	8,621	$2.10

Certain outstanding stock options as of the end of each period presented were not included in the fully diluted earnings per share computation because they would have been antidilutive. The number of shares in this class were 231,118, 75,266 and 6,500 on December 31, 2004, 2003 and 2002.

18. COMPREHENSIVE INCOME

Components of other comprehensive income (loss) consist of the following (in thousands):

	Year Ended December 31, 2004		
	Before Tax Amount	**Tax (Expense) or Benefit**	**Net-of-Tax Amount**
Unrealized gains on available for sale securities:			
Unrealized holding gains arising during the period	**$(1,626)**	**$ 569**	**$(1,057)**
Less: Reclassification adjustment for gains included in net income	**(963)**	**337**	**(626)**
Other comprehensive income	**$(2,589)**	**$ 906**	**$(1,683)**

	Year Ended December 31, 2003		
	Before Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Unrealized gains on available for sale securities:			
Unrealized holding gains arising during the period	$(1,997)	$ 696	$(1,301)
Less: Reclassification adjustment for gains included in net income	(1,127)	394	(733)
Other comprehensive income	$(3,124)	$ 1,090	$(2,034)

	Year Ended December 31, 2002		
	Before Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Unrealized gains on available for sale securities:			
Unrealized holding gains arising during the period	$3,955	$(1,387)	$ 2,568
Less: Reclassification adjustment for gains included in net income	(412)	144	(268)
Other comprehensive income	$3,543	$(1,243)	$ 2,300

The basis on which the amount reclassified out of accumulated other comprehensive income into earnings was determined using the average cost method.

19. EMPLOYEE BENEFIT PLANS

Omega Stock Compensation Plans

Omega has five stock-based compensation plans, the Employee Stock Purchase Plan, the Stock Option Plan (1986) (the "1986 Plan"), the 1996 Employee Stock Option Plan (the "1996 Plan"), the Non-Employee Director Stock Option Plan (1994) (the "1994 Plan") and the 2004 Stock Option Plan for Non-Employee Directors (the "2004 Plan"). The 1996 Plan replaced the 1986 Plan pursuant to which no options were issuable after 1996. The 2004 Plan replaced the 1994 Plan pursuant to which no options were issuable after 2004. Omega accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with the fair value method under SFAS No. 148, Omega's net income and earnings per share would have been reduced to the amounts disclosed in Note 1.

These computations were derived using the Black-Scholes option-pricing model with the following weighted average assumptions used for options granted in 2004, 2003 and 2002:

	Employee Stock Purchase Plan	**Employee Stock Option Plan (1996)**	**Director Stock Option Plan**
Options Granted in 2004			
Expected life of options	**1 year**	**6 years**	**9 years**
Risk-free interest rate	**2.75%**	**3.63%**	**3.87%**
Expected volatility	**25.15%**	**34.56%**	**35.09%**
Expected dividend yield	**3.23%**	**3.23%**	**3.23%**

	Employee Stock Purchase Plan	Employee Stock Option Plan (1996)	Director Stock Option Plan
Options Granted in 2003			
Expected life of options	1 year	6 years	6 years
Risk-free interest rate	1.26%	3.07%	2.74%
Expected volatility	20.31%	34.14%	34.24%
Expected dividend yield	3.39%	3.38%	3.38%

	Employee Stock Purchase Plan	Employee Stock Option Plan (1996)	Director Stock Option Plan
Options Granted in 2002			
Expected life of options	1 year	6 years	6 years
Risk-free interest rate	1.32%	3.07%	3.07%
Expected volatility	18.21%	34.10%	34.10%
Expected dividend yield	3.74%	3.74%	3.74%

The Employee Stock Purchase Plan ("ESPP") is administered by the Compensation Committee ("Committee") of the Omega Board of Directors ("Board"), consisting of members who are not eligible to receive options under the ESPP. The Committee is authorized to grant options to purchase common stock of Omega to all employees of Omega and its subsidiaries who meet certain service requirements. The ESPP qualifies as a non-compensatory plan under Section 423 of the Internal Revenue Code. All options granted under the ESPP are immediately vested. For 27 months following the date of the grant, options are exercisable at the lesser of 90% of the fair market value of the shares on the date of grant or 90% of the fair market value on the date of exercise. After 27 months, the options are exercisable at 90% of the fair market value on the exercise date. Outstanding options are scheduled to expire through December 31, 2009. The aggregate number of shares which may be issued upon the exercise of options under this plan is 1,125,000 shares. All ESPP options outstanding at December 31, 2004 have current exercise prices of $31.40 and a weighted average remaining contractual life of 3.93 years. All of these options are exercisable.

The 1986 Plan and the 1996 Plan (collectively, the "SOPs") are administered by the Committee, whose members are not eligible to receive options under the SOPs. The Committee determines, among other things, which officers and key employees will receive options, the number of shares to be subject to each option, the option price and the duration of the option. Options vest over one year and are exercisable at the fair market value of the shares at date of grant. These options are scheduled to expire through January 1, 2014. The aggregate number of shares that may be issued upon the exercise of options under the 1996 Plan is 1,500,000 shares. The SOPs options outstanding at December 31, 2004 have exercise prices between $16.33 and $51.64, with a weighted average exercise price of $31.49 and a weighted average remaining contractual life of 5.34 years. 584,459 of these options are exercisable; their weighted average exercise price is $31.46.

The 1994 Plan and the 2004 Plan (collectively the "Director Plans") are administered by the Board. Options are granted automatically each year to non-employee directors of Omega. Options vest over one year and are exercisable at the fair market value of the shares at the date of grant. These options are scheduled to expire through May 1, 2014. The aggregate number of shares that may be issued upon the exercise of options under the 2004 Plan is 50,000. Director Plans options outstanding at December 31, 2004 have exercise prices between $16.90 and $50.75, with a weighted average exercise price of $31.27 and a weighted average remaining contractual life of 3.20 years. 62,171 of these options are exercisable; their weighted average exercise price is $31.16.

Based on terms of the Merger Agreement with Sun Bancorp, all options outstanding from Sun's plans were substituted with Omega options. Conversion was made based upon the stock exchange ratio of 0.664 shares of Omega for 1 share of Sun. Option prices were converted using the same ratio. All options were converted as 100% vested on October 1, 2004, with all remaining terms the same. A total of 257,511 shares were added to Omega's outstanding options as a result of this transaction.

A summary of the status of Omega's five stock-based compensation plans as of December 31, 2004, 2003 and 2002, and changes during the years ending on those dates is presented below:

Employee Stock Purchase Plan	2004 Shares	2004 Weighted Average Exercise Price	2003 Shares	2003 Weighted Average Exercise Price	2002 Shares	2002 Weighted Average Exercise Price
Outstanding at beginning of year	**163,499**	**$32.42**	158,116	$30.57	189,647	$27.02
Granted	**92,840**	**31.40**	63,001	33.67	67,905	32.31
Acquired options	**32,492**	**31.16**	—		—	
Exercised	**(48,778)**	**29.64**	(41,493)	29.34	(79,719)	26.83
Forfeited	**(24,011)**	**28.98**	(16,125)	33.48	(19,717)	28.66
Outstanding at end of year	**216,042**	**31.40**	163,499	32.42	158,116	30.57
Options exercisable at year-end	**216,042**		163,499		158,116	
Weighted average fair value of options granted during the year	**$7.95**		$7.67		$7.06	

Employee Stock Option Plans	2004 Shares	2004 Weighted Average Exercise Price	2003 Shares	2003 Weighted Average Exercise Price	2002 Shares	2002 Weighted Average Exercise Price
Outstanding at beginning of year	**444,981**	**$29.62**	435,803	$27.73	455,167	$25.58
Granted	**59,260**	**37.41**	68,766	35.90	72,322	32.05
Acquired options	**182,887**	**33.61**	—		—	
Exercised	**(33,846)**	**25.55**	(55,088)	22.61	(79,734)	18.70
Forfeited	**(9,563)**	**39.53**	(4,500)	28.42	(11,952)	32.44
Outstanding at end of year	**643,719**	**31.49**	444,981	29.62	435,803	27.73
Options exercisable at year-end	**584,459**		376,215		363,481	
Weighted average fair value of options granted during the year	**$10.33**		$9.31		$7.94	

Director Stock Option Plans	2004 Shares	2004 Weighted Average Exercise Price	2003 Shares	2003 Weighted Average Exercise Price	2002 Shares	2002 Weighted Average Exercise Price
Outstanding at beginning of year	**25,000**	**$29.71**	23,200	$28.58	20,200	$27.95
Granted	**3,000**	**33.63**	3,000	34.85	3,000	32.83
Acquired options	**42,132**	**31.11**	—		—	
Exercised	**(4,961)**	**23.44**	(1,200)	20.77	—	
Forfeited	**—**		—		—	
Outstanding at end of year	**65,171**	**31.27**	25,000	29.71	23,200	28.58
Options exercisable at year-end	**62,171**		22,000		20,200	
Weighted average fair value of options granted during the year	**$10.53**		$8.86		$8.13	

Omega Employee Stock Ownership Plan

Omega has an Employee Stock Ownership Plan ("ESOP") for the benefit of employees that meet certain age and service requirements. ESOP transactions are accounted for under SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." As such, all ESOP shares are considered outstanding when calculating earnings per share and dividends paid on ESOP shares are treated the same as those paid on Non-ESOP shares. For the years ended December 31, 2004, 2003 and 2002, expenses incurred under this plan were $780,000, $1,065,000 and $217,000, respectively. The level of annual contributions is based upon a percentage of employee salary expense. The majority of the funds obtained through these contributions were used to purchase Omega stock or meet debt service on the ESOP debt (see comment below); in 2004, $55,000 was applied to debt service and no shares of Omega common stock were acquired. In 2003, 14,438 shares of Omega common stock were acquired at a cost of $513,000 and $69,000 was applied to debt service. At December 31, 2004 the ESOP holds 830,269 shares of Omega common stock, which includes 346,155 shares from the conversion of 219,781 shares of preferred stock. Of the 346,155 shares of leveraged stock, 251,349 shares have been allocated to participants of the plan as of December 31, 2004, based upon principal repayment of the debt outstanding. Fair value of the 94,806 unallocated shares was $3,308,000. The ESOP is administered by a Board of Trustees and an Administrative Committee appointed by the Board. All of the Trustees are officers, employees, or directors of Omega.

On July 1, 1990, the ESOP entered into a $5,000,000 leveraged transaction for the purpose of acquiring 219,781 shares of convertible preferred stock from the Corporation for $22.75 per share. The original term of the loan was for twenty years and carried a fixed interest rate of 10.65% for the first ten years. Thereafter, the ESOP had the option to take a fixed rate or various variable rate options for the remaining term of the loan. Effective January 1, 2003, this loan was refinanced at a fixed rate of 5.90% through its maturity date of July 1, 2010. The loan is collateralized by a mortgage on the Corporation's administration center and the Corporation's guarantee.

In order to meet the future annual debt service of $470,000, which includes principal and interest, the ESOP will receive dividends from 346,155 shares of common stock (which was converted from preferred stock) and the remainder in contributions from the Corporation. In 2004, the debt service required was $470,000, of which $141,000 represented interest expense incurred by the ESOP. In 2003, the debt service required was $470,000, of which $162,000 represented interest expense incurred by the ESOP. Outstanding ESOP debt as of December 31, 2004 was $2,192,000. Scheduled principal repayments on the ESOP debt are as follows:

2005	$348,000
2006	369,000
2007	391,000
2008	415,000
2009	440,000
Later years	229,000

Defined Contribution Plan

Omega maintains a defined contribution plan for eligible employees, as defined. Employer contributions to the plan totaled $174,000, $172,000 and $1,165,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

When Sun Bancorp Inc. was acquired on October 1, 2004, a defined contribution plan was in place for employees in that organization. This plan was maintained through December 31, 2004 and subsequently merged into Omega's existing plan as of January 1, 2005. Employer contributions to this plan totaled $110,000 in 2004.

Supplemental Executive Retirement Plan

The Supplemental Executive Retirement Plan ("SERP") is a non-qualified executive benefit in which the Corporation agrees to pay certain key executives for a specified period of time after retirement. This plan was established in 2000 and replaced the former Executive Supplemental Income Plan. The present value of the supplemental retirement benefits to be paid under the SERP program is being accrued over the estimated remaining service period of the three officers designated to receive these benefits. Accrued liabilities from the discontinued plan were transferred to the SERP, which is included in Other Liabilities. At December 31, 2004 the liability for these future obligations was $3,100,000 as compared to December 31, 2003 when the liability was $3,060,000. For the years ended December 31, 2004, 2003 and 2002, $339,000, $512,000 and $363,000, respectively, was charged to operations in connection with this program.

Supplemental Director Retirement Plan

With the Sun Bancorp acquisition, Omega assumed liabilities to provide supplemental payments to certain former directors of Guaranty Bank and Steelton Bank. Life insurance contracts are being used to fund this supplemental payment to the former directors. No expense related to this obligation was recorded in 2004. The carrying value of this future obligation included in Other Liabilities is $713,000 as of December 31, 2004.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the Corporation to disclose the estimated fair value of its financial instruments. The fair value disclosures are made based on relevant market information for financial instruments with similar repricing characteristics and credit risk and management assumptions. The estimated values do not reflect any premium or discount that may be realized from offering for sale at one time the Corporation's entire holdings of a particular financial instrument.

The following describes the estimated fair value of the Corporation's financial instruments as well as the significant methods and assumptions used to determine these estimated fair values.

Carrying values approximate fair value for cash and due from banks, interest-bearing deposits, federal funds sold, interest receivable, demand deposits, savings deposits, short-term borrowings, other interest bearing liabilities and interest payable given.

Investment Securities—The fair value of investment securities is determined by reference to quoted market prices or dealer quotes (see Note 5).

Commercial, Financial and Agricultural Loans, Real Estate-Commercial Loans and Real Estate—Construction Loans—These loans are made on either a floating, adjustable or fixed rate basis. The estimated fair value of these loans is determined by discounting the future contractual cash flows using rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturity or repricing period. The discount rates utilized for these loans are indexed to either the national prime rate or the comparable U.S. Treasury rate. Loans discounted at the prime rate have a spread of approximately 145 basis points at December 31, 2004 and a spread of approximately 15 to 185 basis points at December 31, 2003. Loans discounted using the U.S. Treasury rate carry a spread of approximately 250 basis points as of December 31, 2004 and a spread of 235 to 275 basis points at December 31, 2003.

Real Estate Mortgage Loans—This category is comprised primarily of residential mortgages that are adjustable rate mortgages (ARMs) or fixed rate mortgages. The estimated fair value of these loans is arrived at by discounting the future contractual cash flows, adjusted for prepayments, at the current market rate for these loans. Prepayments, or acceleration of cash flows, are calculated at speeds at which a pool of loans with similar characteristics would be expected to prepay. The rates utilized for adjustable rate mortgages, for December 31, 2004 and December 31, 2003, are equivalent to the U.S. Treasury rate for the same term plus a spread of approximately 290 basis points. The market rate for fixed rate mortgages was approximately 6.00% at December 31, 2004 and ranged from 5.85% to 6.70% at December 31, 2003.

Home Equity Loans—This category is comprised primarily of fixed rate loans, but does include home equity lines of credit that have floating rates. The fair value of the fixed rate loans is estimated by discounting the future contractual cash flows using rates at which similar loans would be made to borrowers for the same remaining maturity. The discount rate utilized for home equity installment loans is the current national market rate for new mortgages plus a spread of approximately 30 basis points as of December 31, 2004 and -30 to 170 basis points as of December 31, 2003. Home equity lines of credit are on a floating basis and approximate current market rates.

Personal Loans and Lease Financing—This category is comprised primarily of fixed rate loans, but does include personal lines of credit which have floating rates. The fair value of the fixed rate loans is estimated by discounting the future contractual cash flows. The discount factor for these loans is the current national market rate for a 48-month automobile loan plus a spread of 50 basis points as of December 31, 2004 and a spread of 100–250 basis points as of December 31, 2003. Personal lines of credit are on a floating basis and approximate current market rates.

Fixed Rate Time Deposits—The estimated fair value is determined by discounting the contractual future cash flows, using the rates currently offered for deposits of similar remaining maturities. The rates utilized for time deposits are equivalent to the U.S. Treasury rate for the same term with a spread of negative 90 basis points to positive 35 basis points at December 31, 2004 and a spread of 0 to 40 basis points at December 31, 2003.

Long-Term Debt—The fair value of long-term debt is determined by discounting the contractual cash flows at rates that approximate the current FHLB borrowing rate for borrowings with similar terms and maturity. The appropriate FHLB borrowing rate ranged from 3.16% to 4.05% at December 31, 2004 and 2.96% to 3.70% at December 31, 2003. The carrying amounts of all other borrowings approximate fair value due to the short-term nature of these instruments. FHLB debt with embedded optionality was priced at fair values provided by the Federal Home Loan Bank of Pittsburgh.

ESOP Debt—The estimated fair value is determined by discounting the contractual cash flows, using rates currently available to the Corporation for debt with similar terms and remaining maturities.

Standby Letters of Credit—The fair value is equal to the premium received at inception of the guarantee.

Many of the fair value estimates presented are based upon the use of assumptions that are inherently subjective in nature. Changes in these assumptions can significantly affect the estimates. In addition, the fair value estimates do not consider the potential income taxes or other expenses that would be incurred in the actual sale of an asset or settlement of a liability. Management does not believe that the aggregate fair value information represents the true underlying value of the Corporation.

Financial Instruments

(In thousands)

	December 31, 2004		December 31, 2003	
	Book Value	**Estimated Fair Value**	Book Value	Estimated Fair Value
Loans (net of unearned interest):				
Commercial, financial and agricultural	**$ 271,650**	**$ 269,693**	$111,471	$113,299
Real estate—commercial	**501,394**	**494,151**	338,703	341,893
Real estate—construction	**25,301**	**25,319**	17,598	17,698
Real estate—mortgage	**277,208**	**283,094**	197,656	197,791
Home equity	**133,077**	**138,262**	90,612	94,261
Personal	**107,859**	**107,765**	32,059	32,170
Lease financing	**11,761**	**12,434**	45	45
Allowance for loan losses	**(15,644)**	**—**	(10,569)	—
Total loans	**$1,312,606**	**$1,330,718**	$777,575	$797,157
Fixed rate time deposits	**$ 562,687**	**$ 561,426**	$316,997	$322,162
ESOP debt	**2,192**	**2,327**	2,521	2,504
Junior subordinated debentures	**57,190**	**57,555**	—	—
Long-term debt	**99,597**	**94,907**	21,600	23,960
Standby letters of credit	**—**	**138**	—	72
Outstanding loan commitments	**—**	**—**	—	—
Unused lines of credit	**—**	**—**	—	—

21. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments may include commitments to extend credit, financial guarantees, financial options and interest exchange agreements. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated financial statements.

Exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making these commitments as it does for on-balance sheet instruments. The Corporation controls the credit risk of its financial options and interest exchange agreements through credit approvals, limits and monitoring procedures; however, it does not generally require collateral for such financial instruments since there is no principal credit risk.

The Corporation had outstanding loan origination commitments aggregating $82,829,000 and $51,218,000 at December 31, 2004 and 2003, respectively. In addition, the Corporation had $205,524,000 and $120,034,000 outstanding in unused lines of credit commitments extended to its customers at December 31, 2004 and 2003, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since portions of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Corporation upon extension of credit is based on management's credit evaluation of the counter party.

Standby letters of credit are instruments issued by the Corporation that guarantee the beneficiary payment by the bank in the event of default by the Corporation's customer in the non-performance of an obligation or service. Most standby letters of credit are extended for one year periods. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds collateral supporting those commitments for which collateral is deemed necessary. At December 31, 2004 and 2003, standby letters of credit issued and outstanding amounted to $24,064,000 and $13,118,000, respectively. The liability recorded in accordance with FIN45 representing fair market value of the standby letters of credit at December 31, 2004 and December 31, 2003 was $138,000 and $72,000, respectively.

For a brief time in October of 2004, there were interest rate agreements in place. These agreements were acquired with the purchase of Sun Bancorp, and had a fair market value of $5,053,000 at the time of purchase. Omega opted to terminate the arrangement immediately after the Sun acquisition. Otherwise, during 2003 and 2004, there were no financial options or interest rate agreements in place.

As of December 31, 2004, there were no concentrations of credit to any particular industry equaling 10% or more of total outstanding loans. Omega's business activities are geographically concentrated throughout central Pennsylvania. Omega has a diversified loan portfolio; however, a substantial portion of its debtors' ability to honor their obligations is dependent upon the economy in central Pennsylvania.

22. RELATED-PARTY TRANSACTIONS

Omega's banks have granted loans to certain officers and directors of Omega and its subsidiaries and to their associates. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and in the opinion of management, do not involve more than normal risk of collection. The aggregate dollar amount of these loans was $19,220,000, $19,446,000 and $27,816,000 at December 31, 2004, 2003 and 2002, respectively. During 2004, $2,167,000 of new loans were made and repayments totaled $5,430,000. Existing borrowings for new directors added as a result of the Sun Bancorp acquisition was $3,037,000. None of these loans were past due, in non-accrual status or restructured at December 31, 2004.

23. COMMITMENTS AND CONTINGENT LIABILITIES

In 2003, the Corporation renewed a five-year agreement to obtain data processing services from an outside service bureau. The agreement provides for termination penalties if the Corporation cancels it prior to the end of the commitment period. If the contract would have been canceled on December 31, 2004, termination penalties of approximately $9,792,000 would have been assessed.

The Corporation, from time to time, may be a defendant in legal proceedings relating to the conduct of its banking business. Most of such legal proceedings are a normal part of the banking business, and in management's opinion, the financial condition and results of operations of the Corporation would not be materially affected by the outcome of such legal proceedings.

24. REGULATORY MATTERS

The Corporation and its bank subsidiaries are subject to risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. These regulatory capital requirements are administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its bank subsidiary must meet specific capital guidelines that involve quantitative measures of the Corporation's and bank subsidiary's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's and bank subsidiary's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the bank subsidiary to each maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that Omega and its bank subsidiary meet all capital adequacy requirements to which they were subject.

As of December 31, 2004, the most recent notification from the regulatory banking agencies categorized Omega and its bank subsidiary as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Omega and its bank subsidiary must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. To the knowledge of management, there are no conditions or events since these notifications that have changed the institutions' category.

The table below provides a comparison of Omega and its bank subsidiary's risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated (in thousands):

	Actual		Minimum Requirement For Capital Adequacy Purposes		Minimum Regulatory Requirements to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
OMEGA FINANCIAL CORPORATION						
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets)	**$ 198,830**	**14.4%**	**$110,562**	**8.0%**	**$138,202**	**10.0%**
Tier I Capital (to Risk Weighted Assets)	**183,186**	**13.3%**	**55,281**	**4.0%**	**82,921**	**6.0%**
Tier I Capital (to Average Assets)	**183,186**	**15.3%**	**47,816**	**4.0%**	**59,770**	**5.0%**
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)	$172,212	22.3%	$ 61,907	8.0%	$ 77,384	10.0%
Tier I Capital (to Risk Weighted Assets)	162,776	21.0%	30,954	4.0%	46,431	6.0%
Tier I Capital (to Average Assets)	162,776	14.2%	45,816	4.0%	57,271	5.0%
OMEGA BANK						
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets)	**$ 212,956**	**15.6%**	**$109,132**	**8.0%**	**$136,415**	**10.0%**
Tier I Capital (to Risk Weighted Assets)	**197,312**	**14.5%**	**54,566**	**4.0%**	**81,849**	**6.0%**
Tier I Capital (to Average Assets)	**197,312**	**16.9%**	**46,756**	**4.0%**	**58,445**	**5.0%**
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)	$153,735	20.4%	$ 60,299	8.0%	$ 75,374	10.0%
Tier I Capital (to Risk Weighted Assets)	144,299	19.1%	30,149	4.0%	45,224	6.0%
Tier I Capital (to Average Assets)	144,299	12.8%	45,040	4.0%	56,300	5.0%

Certain restrictions exist regarding the ability of Omega Bank to transfer funds to Omega in the form of cash dividends, loans and advances. Omega Bank is required to obtain the approval of the Comptroller of the Currency to pay dividends in excess of earnings retained in the current year plus retained net profits for the preceding two years.

Under Federal Reserve restrictions, Omega Bank is limited in the amount it may loan to its affiliates, including Omega. At December 31, 2004, Omega Bank had an aggregate lending limit to affiliates of $31,927,000 and no amount was outstanding with Omega.

25. SUBSEQUENT EVENTS

In February 2005, management completed its planned restructuring. Long-term Federal Home Loan Bank debt of $55,032,000 was paid off, with a realized gain on the early extinguishment of debt of $1,043,000. Additionally, investment securities in the amount of $35,492,000 were sold, and a gain of $257,000 was realized.

26. OMEGA FINANCIAL CORPORATION (PARENT COMPANY ONLY)

Financial information (in thousands):

Condensed Balance Sheets

(Unaudited)

	December 31,	
	2004	2003
ASSETS:		
Cash	**$ 6,247**	$ 6,453
Investment in bank subsidiaries	**353,108**	125,819
Investment in non-bank subsidiaries	**37,280**	33,894
Investment in unconsolidated subsidiaries	**1,625**	—
Investment securities available for sale	**500**	—
Premises and equipment, net	**4,483**	4,678
Other assets	**7**	578
TOTAL ASSETS	**$403,250**	$171,422
LIABILITIES:		
Demand loan	**$ 10,000**	$ —
Long-term debt	**12,000**	—
Junior subordinated debentures	**57,190**	—
ESOP debt	**2,192**	2,521
Accounts payable and other liabilities	**6,129**	1,462
TOTAL LIABILITIES	**87,511**	3,983
SHAREHOLDERS' EQUITY	**315,739**	167,439
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$403,250**	$171,422

Condensed Statements of Income

(Unaudited)

	Years Ended December 31,		
	2004	2003	2002
INCOME:			
Dividends from:			
Bank subsidiaries	**$12,420**	$11,493	$32,148
Non-bank subsidiaries	**313**	2,250	—
Unconsolidated subsidiaries	**48**	—	—
Securities available for sale	**7**	—	—
Fees received from subsidiaries	**577**	468	668
Other fee income	**8**	—	—
TOTAL INCOME	**13,373**	14,211	32,816
EXPENSE:			
Interest expense	**1,119**	3	6
Amortization	**(203)**	—	—
Salaries and employee benefits	**596**	619	—
Other	**706**	571	753
TOTAL EXPENSE	**2,218**	1,193	759
INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARIES	**11,155**	13,018	32,057
Income tax benefit	**(865)**	(536)	(112)
	12,020	13,554	32,169
Equity in undistributed net income of subsidiaries	**5,001**	3,631	(13,990)
NET INCOME	**$17,021**	$17,185	$18,179

Condensed Statements of Cash Flows

(Unaudited)

	Years Ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	**$ 17,021**	$ 17,185	$ 18,179
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**119**	369	624
Decrease (increase) in tax receivable	**(288)**	208	(65)
Decrease (increase) in interest and other receivable	**310**	274	1,134
Increase (decrease) in taxes payable	**—**	39	(4)
Increase (decrease) in accounts payable and accrued expenses	**(11,881)**	567	(1,024)
(Increase) decrease in undistributed earnings of subsidiaries	**(5,001)**	(3,642)	13,990
Total adjustments	**(16,741)**	(2,185)	14,655
Net cash provided by operating activities	**280**	15,000	32,834
Cash flows from investing activities:			
Capital expenditures	**(128)**	(109)	(4)
Sale of fixed assets	**—**	—	1,231
Net cash paid for acquisition of Sun Bancorp, Inc.	**(43,023)**		
Investment in unconsolidated subsidiary	**(1,114)**	—	—
Net cash provided by (used in) investing activities	**(44,265)**	(109)	1,227
Cash flows from financing activities:			
Issuance of demand note payable	**10,000**	—	—
Issuance of junior subordinated debt	**37,114**	—	—
Issuance of long-term debt	**12,000**	—	—
Principal payments made on debt	**(1,657)**	—	—
Dividends paid	**(11,388)**	(12,230)	(9,491)
Net change in interest bearing liabilities	**38**	31	34
Capital contribution to subsidiary	**(2,453)**	—	(20,000)
Tax benefit from preferred stock dividend and stock option activity	**186**	303	491
Issuance of common stock	**2,427**	2,389	3,470
Acquisition of treasury stock	**(2,488)**	(2,886)	(9,207)
Net cash used in financing activities	**43,779**	(12,393)	(34,703)
Net increase (decrease) in cash and due from banks	**$ (206)**	$ 2,498	$ (642)
Cash and due from banks at beginning of period	**$ 6,453**	$ 3,955	$ 4,597
Cash and due from banks at end of period	**6,247**	6,453	3,955
Net increase (decrease) in cash and due from banks	**$ (206)**	$ 2,498	$ (642)
Income taxes paid	**$ 3,620**	$ 5,625	$ 4,790
Interest paid	**248**	3	6

27. QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The unaudited quarterly results of operations for the years ended December 31, 2004 and 2003 follow (in thousands, except per share data):

	2004 Quarter Ended			
	March 31	**June 30**	**September 30**	**December 31**
Total interest income	**$13,106**	**$ 12,845**	**$12,919**	**$23,501**
Total interest expense	**3,016**	**2,959**	**3,146**	**7,545**
Net interest income	**10,090**	**9,886**	**9,773**	**15,956**
Provision for loan losses	**—**	**—**	**—**	**(300)**
Securities gains	**8**	**203**	**60**	**692**
Income before income taxes	**4,595**	**5,126**	**4,646**	**7,976**
Income tax expense	**991**	**1,195**	**1,094**	**2,042**
Net income	**3,604**	**3,931**	**3,552**	**5,934**
Basic earnings per share	**$ .43**	**$ .46**	**$ .42**	**$ .47**
Diluted earnings per share	**.42**	**.46**	**.42**	**.47**

	2003 Quarter Ended			
	March 31	June 30	September 30	December 31
Total interest income	$14,743	$14,457	$14,027	$13,556
Total interest expense	3,743	3,588	3,238	3,137
Net interest income	11,000	10,869	10,789	10,419
Provision for loan losses	100	150	100	0
Securities gains	31	699	257	140
Income before income taxes	5,420	5,672	5,749	5,170
Income tax expense	1,198	1,440	1,409	779
Net income	4,222	4,232	4,340	4,391
Basic earnings per share	$ .51	$ .51	$ .52	$ .52
Diluted earnings per share	.49	.49	.51	.51

On October 1, 2004, Omega consummated its merger with Sun Bancorp, Inc. This transaction accounts for the increase in net income for the quarter ended December 31, 2004 when compared to the previous quarters' net income.

During the fourth quarter, management executed most of its planned post-merger restructuring efforts that included the sale of Sun's auto lease portfolio and investment securities and the early extinguishment of long-term Federal Home Loan Bank Debt and a related interest rate swap and other subordinated debt. This restructuring resulted in a reduction of total assets by $194,265,000. Due to the favorable movement in interest rates from the date acquired to the date disposed, Omega recognized a $652,000 gain on the sale of the securities and a $570,000 gain on the disposal of debt and liquidation of the related interest rate swap. The sale of the auto lease portfolio was consummated at essentially the fair value of the acquired portfolio. Amortization of purchase accounting adjustments in the fourth quarter of 2004 increased pre-tax income by $246,000.

COMMON STOCK MARKET PRICES AND DIVIDENDS

The common stock of Omega Financial Corporation is traded on the Nasdaq® National Market under the symbol OMEF. As of December 31, 2004, the number of shareholders of record of the Corporation's common stock was 4,055.

The following table sets forth, for the periods indicated the high and low sale prices and dividends declared:

	2004		
Quarter Ended	**High**	**Low**	**Dividends Declared**
March 31	**$38.75**	**$33.71**	**$0.30**
June 30	**37.97**	**29.10**	**0.30**
September 30	**35.31**	**29.13**	**0.30**
December 31	**36.75**	**32.74**	**0.30**

	2003		
Quarter Ended	High	Low	Dividends Declared
March 31	$36.65	$31.25	$0.29
June 30	37.74	32.80	0.29
September 30	37.37	32.92	0.29
December 31	38.99	33.24	0.30

While the Corporation expects to continue its policy of regular quarterly dividend payments, no assurance of future dividend payments can be given. Future dividend payments will depend upon maintenance of a strong financial condition, future earnings and capital and regulatory requirements. See Note 24 of the Notes to Consolidated Financial Statements.

Corporate Headquarters

Omega Financial Corporation
366 Walker Drive
State College, PA 16801
800-494-1810
814-231-7680
OmegaFinancial.com

Investor Information

JoAnn McMinn, Senior Vice President
Director of Investor Relations
366 Walker Drive
State College, PA 16801
800-494-1810
814-231-7680
JMcMinn@omef.com

CORPORATE INFORMATION

INVESTMENT CONSIDERATIONS

In analyzing whether to make, or to continue, an investment in Omega Financial Corporation, investors should consider, among other factors, the information contained in this Annual Report and certain investment considerations and other information more fully described in Omega's Annual Report on Form 10-K for the year ended December 31, 2004, a copy of which can be obtained as described above.

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Telephone: (800-368-5948)
Website: www.rtco.com
E-mail: info@rtco.com

Stockholders of record may access their accounts via the Internet to review account holdings and transaction history through Registrar and Transfer Company's website: www.RTCO.com

INFORMATION AVAILABILITY

Information about the Company's financial performance may be found at www.omegafinancial.com. Earnings releases, dividend announcements and other news releases are typically available at this site within ten minutes of issuance. Shareholders wishing to receive e-mail notification each time a news release or corporate event has been posted may arrange to do so by visiting the web site and following the instructions listed under "E-mail Notification."

All reports filed electronically by Omega Financial Corporation with the United States Securities and Exchange Commission (SEC), including the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current event reports on Form 8-K, as well as any amendments to those reports, are also accessible at no cost on the SEC's Web site at www.sec.gov.

Additionally, a copy of the Corporation's Annual Report to the SEC on Form 10-K for the year ended December 31, 2004 will be supplied without charge (except for exhibits) upon written request. Please direct all inquiries to Mr. David N. Thiel, Secretary, 366 Walker Drive, State College, PA 16801.

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Omega Financial Corporation will be held at 10:00 a.m., Monday, April 25, 2005 at Ramada Inn, 1450 South Atherton Street, State College, Pennsylvania.

OMEGA FINANCIAL CORPORATION

Board of Directors

David B. Lee, Chairman
Chairman and Chief Executive Officer

Raymond F. Agostinelli
President and owner McLanahan Drug Store Management Co., Inc.

Maureen M. Bufalino
Senior Vice President and Regional President, Omega Bank

Philip E. Gingerich
Self employed Real Estate Appraiser and Consultant, Retired

Robert A. Hormell
Assistant Director of Susquehanna Economic Development Association—Council of Governments (SEDA-COG)

D. Stephen Martz
Retired Officer, Omega Financial Corporation

Robert N. Oliver
Owner, Oliver Farms

James W. Powers, Sr.
Retired President, Polestar Plastics Manufacturing Company

Stanton R. Sheetz
President and C.E.O., Sheetz, Inc. Retail Convenience Stores

Robert A. Szeyller
Retired Managing Partner, Pennsylvania Financial Group, Inc. Pension and Insurance Consulting Firm

Dennis Van Benthuysen
President and Owner of The Colonial Furniture Company

Officers

David B. Lee
Chairman and Chief Executive Officer

Donita R. Koval
President and Chief Operating Officer

Daniel L. Warfel, CPA
Executive Vice President and Chief Financial Officer

Charles E. Nelson
Executive Vice President

Vincent C. Turiano
Executive Vice President Insurance and Investments

Maureen M. Bufalino
Senior Vice President

Teresa M. Ciambotti, CFA
Senior Vice President, Funds Management

JoAnn N. McMinn
Senior Vice President, Corporate Controller and Director of Investor Relations

Byron Mertz, III
Senior Vice President

David N. Thiel
Senior Vice President, Operations and Secretary

OMEGA BANK

Board of Directors

David B. Lee, Chairman
Raymond F. Agostinelli
Edward J. Anderson
Ralph W. Arthur, Jr.
Carl H. Baxter
Maureen M. Bufalino
Richard L. Campbell, Esq.
Allen E. Gibboney, Esq.
Philip E. Gingerich
Robert A. Hormell
Frederick J. Kissinger
Donita R. Koval
Stephen M. Krentzman
D. Stephen Martz
Robert N. Oliver
James W. Powers, Sr.
Stanton R. Sheetz
Robert A. Szeyller
Dennis Van Benthuysen

Officers

David B. Lee, Chairman

Donita R. Koval, President and Chief Executive Officer

Regional Presidents

Maureen M. Bufalino
Wilkes-Barre Region

Byron Mertz, III
Susquehanna Valley Region

Executive Vice Presidents

Daniel L. Warfel, CPA
Chief Financial Officer

John R. Franks, Jr.
Retail Sales

Vincent C. Turiano
Information Technology

Senior Vice Presidents

Thomas Bixler
Head of Commercial Lending

Teresa M. Ciambotti, CFA
Funds Management

Gary P. Cook
Bank Capital Services

Bruce R. Erb, CFP, CTFA
Asset Management and Trust

John E. Gravish
Consumer Lending Manager

Stephen W. Grim
Commercial Loan Division Manager

Dennis E. Hampton
Asset Management and Trust

Ronald S. Haring
Senior Commercial Lender

JoAnn N. McMinn
Corporate Controller

Larry D. Muck
Mortgage Lending Manager

David N. Thiel
Cashier and Secretary

MID-PENN INSURANCE ASSOCIATES, INC.

Daniel R. Geise, President
Cheryl A. Zellers, Vice President, Secretary, Treasurer
Christopher J. Fellon, Vice President

SENTRY TRUST COMPANY, SUBSIDIARY OF OMEGA BANK

Charles E. Nelson, President and Chief Executive Officer
Carole L. Crist, Executive Vice President and Chief Operating Officer/Chief Investment Officer
Randy L. Martin, Senior Vice President and Employee Benefits Trust Officer

BANK CAPITAL SERVICES, SUBSIDIARY OF OMEGA BANK

Gary P. Cook, President



366 WALKER DRIVE
STATE COLLEGE, PA 16801

www.omegafinancial.com